Exhibit 99.1

SECOND QUARTER REPORT 2016

All amounts expressed in US dollars

Barrick Reports Second Quarter 2016 Results

•	Barrick reported net earnings of $138 million ($0.12 per share), and adjusted net earnings[1] of $158 million ($0.14 per share) for the second quarter. Second quarter EBITDA[2] was $881 million.

•

The company reported revenues of $2.01 billion in the second quarter, and net cash provided by operating activities (“operating cash flow”) was $527 million. Barrick generated $274 million in free cash flow[3] in the second quarter, marking five consecutive quarters of positive free cash flow.

•	Gold production in the second quarter was 1.34 million ounces at a cost of sales applicable to gold of $1.23 billion, and all-in sustaining costs[4] of $782 per ounce.

•	Compared to the first half of 2015, cost of sales applicable to gold has declined by 14 percent to $2.43 billion. Over the same period, we have reduced our all-in sustaining costs[4] by 19 percent.

•

For the full year, we expect cost of sales applicable to gold to be in the range of $5.2-$5.5 billion. All-in sustaining cost[4] guidance for 2016 has been reduced to $750-$790 per ounce, down from $760-$810 per ounce at the end of the first quarter, and below our original 2016 guidance of $775-$825 per ounce. We continue to expect gold production of 5.0-5.5 million ounces for the year.

•	We have reduced total debt by $968 million year-to-date, and remain on track to achieve our $2 billion debt reduction target for the year.

•

Commercial production has commenced at the Jabal Sayid copper mine in Saudi Arabia. Reflecting this milestone, we have increased our 2016 copper guidance to 380-430 million pounds, up from our original guidance of 370-410 million pounds.

TORONTO, July 27, 2016 — Barrick Gold Corporation (NYSE:ABX)(TSX:ABX) (Barrick or the company) today reported net earnings of $138 million ($0.12 per share) for the second quarter, and adjusted net earnings1 of $158 million ($0.14 per share). Second quarter EBITDA2 was $881 million. Second quarter revenues were $2.01 billion and operating cash flow was $527 million. The company generated $274 million in free cash flow3 in the second quarter, marking five consecutive quarters of positive free cash flow.

Second quarter cost of sales applicable to gold was $1.23 billion, a reduction of 13 percent compared to the prior-year period. Production in the quarter was 1.34 million ounces of gold at all-in sustaining costs4 of $782 per ounce. We continue to expect full-year production of 5.0-5.5 million ounces of gold. We expect cost of sales applicable to gold for 2016 to be in the range of $5.2-$5.5 billion. We have reduced our all-in sustaining cost4 guidance to $750-$790 per ounce, down from our most recent range of $760-$810 per ounce.

Our operations continued to deliver robust performance in the second quarter, demonstrating capital discipline, improved operational efficiency and productivity, and stronger cost management as we target Best-in-Class performance. This is driving growing margins and profitability across the entire business, in support of our overriding objective to grow free cash flow per share. At the same time, we continue to strengthen our balance sheet with nearly $1 billion in debt repayments completed so far this year, or roughly half of our $2 billion debt reduction target for 2016. Lower debt levels have better positioned the company to withstand gold price volatility while setting us up to invest in future growth.

Barrick has the industry’s largest gold reserves and resources, with an average reserve grade significantly higher than our peer group average.5 This represents an immense source of value and optionality for the company. Our Growth Group is actively advancing a strategy to grow our free cash flow per share by allocating capital to the opportunities with the best returns. We are pursuing a multi-faceted approach that will optimize the development of our existing reserves and resources, invest in exploration to discover the next major deposit, and assess external opportunities for acquisitions, seed financing, earn-ins, and other partnerships and joint ventures. Ultimately, the investments we make will be focused on growing our free cash flow per share while maintaining strict capital discipline, such that we are continuously upgrading the long-term value of our portfolio. Our existing operations will also contribute to growth by achieving step changes in performance that will drive down our cost structure and expand margins. We will do this by leveraging innovation and new technology, which is a core pillar of our Best-in-Class philosophy.

FINANCIAL HIGHLIGHTS

Second quarter net earnings were $138 million ($0.12 per share) compared to a net loss of $9 million ($0.01 per share) in the prior year period. Adjusted net earnings1 for the second quarter were $158 million ($0.14 per share), compared to $60 million ($0.05 per share) in the prior year period. Higher net earnings reflect a decrease in operating costs, particularly lower fuel and energy prices (even when factoring in fuel hedges above spot prices), favorable foreign exchange movements, reduced royalty expense, and the impact of Best-in-Class initiatives, including lower labor, contractor, and consumable costs, and other operating efficiencies. In addition, earnings benefited from lower exploration, evaluation, and project expenses. The company generated $881 million of EBITDA2 in the second quarter compared to $690 million in the prior year period.

Second quarter revenues were $2.01 billion, compared to $2.23 billion in the prior year period. Operating cash flow in the second quarter was $527 million, compared to $525 million in the second quarter of 2015. Despite lower production as a result of non-core asset sales, operating cash flow remained in line with the prior year period. This was driven by higher gold prices and lower operating costs, as a result of lower energy and fuel costs, combined with lower labor, consumable, and

BARRICK SECOND QUARTER 2016	2	PRESS RELEASE

contractor costs, and improved operating efficiencies driven by Best-in-Class initiatives. These gains were partially offset by an increase in working capital, combined with the impact of higher income taxes paid, compared to the prior year period.

Free cash flow3 for the second quarter was $274 million, marking five consecutive quarters of positive free cash flow. This reflects our driving focus on maximizing free cash flow per share through capital discipline, improved operational efficiency and productivity, and stronger cost management.

RESTORING A STRONG BALANCE SHEET

Strengthening our balance sheet remains a top priority. In 2016, we intend to reduce our total debt by at least $2 billion by drawing on our existing cash balance, and by maximizing free cash flow from operations, as well as potential non-core asset sales.

So far this year, we have reduced our total debt by $968 million, representing approximately half of our debt reduction target for the year.

We will continue to pursue non-core asset sales with discipline, and will only proceed with transactions that make sense for the business, on terms we consider favorable to our shareholders.

In this regard, we intend to initiate a process to explore the sale of our 50 percent stake in the KCGM operation in Western Australia.

The company’s liquidity position is strong and continues to improve, underpinned by free cash flow generation across the business, and modest near-term debt repayment obligations. At the end of the second quarter, Barrick had a consolidated cash balance of approximately $2.4 billion.6 The company now has less than $150 million7 in debt due before 2018, and about $5 billion of our outstanding debt of $9 billion does not mature until after 2032. Over the medium term, we aim to reduce our total debt to below $5 billion.

OPERATING HIGHLIGHTS AND OUTLOOK

Our over-arching objective as a business is to grow our free cash flow per share. In support of this objective, we are focused on driving industry-leading margins by improving the productivity and efficiency of our operations. This means a continuous, relentless cycle of improvement and innovation, underpinned by our Best-in-Class program. Our aspiration is to achieve all-in sustaining costs below $700 per ounce by 2019.

Barrick produced 1.34 million ounces of gold in the second quarter at a cost of sales of $1.23 billion, compared to 1.45 million ounces at a cost of sales of $1.41 billion in the prior year period. All-in sustaining costs4 in the second quarter were $782 per ounce, compared to $895 per ounce in the second quarter of 2015. Excluding the impact of divested mines, production for the second quarter increased by 126,000 ounces.

Compared to the first half of 2015, cost of sales applicable to gold declined by 14 percent to $2.43 billion, primarily due to fewer ounces sold as a result of divestments. Cost of sales at our remaining operations was in line with the prior-year period, with higher grades and sales volumes offset by a

BARRICK SECOND QUARTER 2016	3	PRESS RELEASE

decrease in direct mining costs. Compared to the first half of 2015, all-in sustaining costs4 have fallen by 19 percent. These reductions reflect decreased direct mining costs, particularly lower fuel and energy prices, reduced royalty expense, and the impact of Best-in-Class initiatives, including lower labor, contractor, and consumable costs, and more predictive and precise maintenance. Lower mine site sustaining capital expenditures and a higher proportion of production from lower cost operations also contributed to lower all-in sustaining costs.

Please see page 31 of Barrick’s Second Quarter 2016 Management Discussion and Analysis for individual operating segment performance details.

We continue to expect full-year gold production of 5.0-5.5 million ounces. For the full year, we expect cost of sales applicable to gold to be in the range of $5.2-$5.5 billion. We have reduced our all-in sustaining cost4 guidance for 2016 to $750-$790 per ounce, down from $760-$810 per ounce at the end of the first quarter, and below our original 2016 guidance of $775-$825 per ounce. All-in sustaining costs are now expected to be highest in the third quarter, reflecting a shift in the timing of certain sustaining capital expenditures to the second half of the year.

Capital expenditures for 2016 are now expected to be $1.25-$1.40 billion, down from $1.35-$1.55 billion at the end of the first quarter, and below our original 2016 guidance range of $1.35-$1.65 billion.

As we continue to embed Best-in-Class across the portfolio, we expect to identify additional savings opportunities over the course of the year.

Gold	Second Quarter 2016	Current 2016 Guidance	Original 2016 Guidance
Production[8] (000s of ounces)	1,340	5,000-5,500	5,000-5,500
Cost of sales applicable to gold ($ millions)	1,227	5,200-5,500	N/A
All-in sustaining costs[4] ($ per ounce)	782	750-790	775-825
Cash costs[4] ($ per ounce)	578	540-570	550-590
Copper
Production[8] (millions of pounds)	103	380-430	370-410
Cost of sales applicable to copper ($ millions)	79	275-320	N/A
All-in sustaining costs[9] ($ per pound)	2.14	1.95-2.25	2.05-2.35
C1 cash costs[9] ($ per pound)	1.52	1.35-1.65	1.45-1.75
Total Capital Expenditures[10] ($ millions)	284	1,250-1,400	1,350-1,650

Mine Site Guidance Updates

Based on improved operational performance, we now anticipate higher production and lower costs at both Cortez and Turquoise Ridge. Cortez is now expected to produce 980,000-1,050,000 ounces of gold at all-in sustaining costs4 of $520-$550 per ounce, compared to our previous guidance range of 900,000-1,000,000 ounces at all-in sustaining costs of $580-$640 per ounce. At Turquoise Ridge, our share of production is now anticipated to be in the range of 240,000-260,000 ounces of gold at

BARRICK SECOND QUARTER 2016	4	PRESS RELEASE

all-in sustaining costs of $640-$700 per ounce, compared to our previous guidance range of 200,000-220,000 ounces at all-in sustaining costs of $770-$850 per ounce.

Reflecting the impact of severe winter weather conditions in the first half of 2016, we now expect full year gold production at Veladero to be in the range of 580,000-640,000 ounces, down from our previous guidance of 630,000-690,000 ounces. All-in sustaining cost4 guidance remains unchanged at $790-$860 per ounce.

Copper

Copper production in the second quarter was 103 million pounds at a cost of sales of $79 million, and all-in sustaining costs9 of $2.14 per pound. The Jabal Sayid project, a 50-50 joint venture with Saudi Arabian Mining Company (Ma’aden), commenced commercial production on July 1. Barrick’s share of 2016 copper production from Jabal Sayid is expected to be 10-20 million pounds at all-in sustaining costs of $2.80-$3.10 per pound. The mine is expected to ramp up to a production rate of about 100 million pounds per year in the second half of 2017, as additional underground development is completed.

Reflecting the start of commercial production at Jabal Sayid, we have increased our copper production guidance for 2016 to 380-430 million pounds, up from our original guidance of 370-410 million pounds. For the full year, we expect cost of sales applicable to copper to be in the range of $275-$320 million. Copper all-in sustaining cost9 guidance remains unchanged at $1.95-$2.25 per pound.

In June 2016, the Zambian government passed legislation to amend the royalty tax for mining operations to a variable rate based on the prevailing copper price, effective June 1, 2016. These rates are four percent at copper prices below $2.04; five percent at copper prices between $2.04 and $2.72; and six percent at copper prices of $2.72 and above. Legislation was also passed to remove the 15 percent variable profit tax on income from mining companies. Our 2016 copper guidance takes into consideration the revised royalty rates commencing June 1.

BEST-IN-CLASS IN ACTION

Pueblo Viejo Autoclaves Case Study

Applying Creative Thinking and Knowledge to Unlock Potential

The key to unlocking the massive refractory ore body at Pueblo Viejo rests within four giant autoclaves—the largest ever used in the gold mining industry. Each autoclave weighs 780 tonnes, and is roughly 38 meters long and six meters in diameter—about as wide as a Boeing 747 fuselage. Improving the availability and throughput of the autoclaves has the potential to unlock substantial value for the mine.

Until recently, each autoclave has required, on average, a 22-day maintenance shutdown every six months. Large metal walls that separate the compartments inside each autoclave begin to fail as a result of the forces generated by continuous agitation of the ore slurry. A buckled or failed wall can interfere with normal operation, damaging the agitator blades and shafts, and accelerating the build-up of scale and sand, thereby requiring frequent maintenance.

BARRICK SECOND QUARTER 2016	5	PRESS RELEASE

Challenging and pushing past technical limits is a critical component of our Best-in-Class philosophy. Faced with this challenge, the team at Pueblo Viejo came up with a plan to increase autoclave availability and throughput by extending the period between maintenance shutdowns—from every six months, to every seven or potentially eight months.

To achieve this, the team applied Barrick’s extensive autoclave operating experience to propose a number of critical modifications to the autoclaves. High oxidization rates inside the autoclaves implied the number of interior compartments could be reduced, thereby mitigating the build-up of scale, and the associated maintenance requirements. However, the remaining compartment walls would continue to fail at a similar rate, limiting the potential gains. To solve this problem, the team worked with an engineering partner to develop a new design for the interior compartment walls. The design better integrates the walls into the autoclaves using stronger titanium structure sections, improved bracing, and larger bolts.

The new walls have been successfully installed in two of the mine’s four autoclaves. Initial results have been positive, indicating that increased run-time between shutdown maintenance is achievable. If successful in all four autoclaves, this initiative has the potential to increase throughput at Pueblo Viejo by 240,000 tonnes per year (100 percent basis), increasing autoclave availability from 84 percent to 86.5 percent—driving increased production, lower unit costs, and additional free cash flow from the operation. Other benefits include reducing materials cost for autoclave maintenance work (spare parts, valves, and ancillary equipment), and reducing contractor costs, due to fewer shutdowns per year.

Goldstrike Open Pit Haulage Case Study

When Challenging Conventional Wisdom Pays Off

Over nearly 30 years of managing one of the largest open pit gold mines in the world, conventional wisdom at Goldstrike suggested that the technical limit for open pit haul truck utilization was 79 percent, taking into account the mine runs two open pits seven miles apart. In simple terms, for every hour of potential operating time, the average truck achieved about 48 minutes of productive work time. At the end of 2015, the mine was operating a fleet of 29 Komatsu 930 haul trucks.

Motivated by a desire to challenge conventional wisdom in pursuit of Best-in-Class performance, the open pit team at Goldstrike evaluated how to increase haul truck availability to a level the mine had never achieved. Drawing on other experiences from across the industry, they came up with a concept that allows some haul trucks to be parked, while significantly increasing utilization of the trucks remaining in service. The secret was breaks—but not the brakes on the trucks. Typically, when haul truck drivers at Goldstrike were scheduled to take a break, they simply pulled over in a safe location and enjoyed a rest, usually spent inside the cab of the truck itself. This had trucks idling, rather than engaging in productive work.

Earlier this year, Goldstrike began testing a new system. The mine is in the process of installing a series of modular break rooms at strategic locations around the open pit where drivers can rest. While drivers are on break, relief drivers take over operation of the trucks. In just six months, the results have been impressive: a six percent improvement in haul truck utilization in the open pit,

BARRICK SECOND QUARTER 2016	6	PRESS RELEASE

moving from 79 percent to 85 percent; and six haul trucks taken out of the fleet. Today, the mine is moving the same amount of material in the open pit, with fewer trucks. This initiative, combined with other improvement projects, has helped to reduce open pit mining costs at Goldstrike from $1.40 per tonne at the start of the year to $1.25 per tonne today. The shift to using properly-configured break rooms also increases safety, by promoting a more restful environment for operators.

As often happens, when you remove one bottleneck, other opportunities for improvement present themselves. The open pit team is now evaluating how to further optimize shovel use at the mine, matching the right shovels with the right haulage plans and ore types.

TECHNICAL INFORMATION

The scientific and technical information contained in this press release has been reviewed and approved by Steven Haggarty, P. Eng., Senior Director, Metallurgy of Barrick who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

BARRICK SECOND QUARTER 2016	7	PRESS RELEASE

APPENDIX 1 — Updated 2016 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS
	Production (millions of ounces)	Cost of sales ($ millions)	All-in sustaining costs[4] ($ per ounce)	Cash costs[4] ($ per ounce)
Cortez	0.980-1.050		520-550	430-450

Goldstrike	0.975-1.075		780-850	560-610

Pueblo Viejo (60%)	0.600-0.650		550-590	420-450

Lagunas Norte	0.410-0.450		580-630	410-450

Veladero	0.580-0.640		790-860	520-570
Sub-total	3.500-3.900		650-700	480-510
Porgera (47.5%)	0.230-0.260		850-960	650-730

Acacia (63.9%)	0.480-0.500		950-980	670-700

KCGM (50%)	0.350-0.365		670-700	610-630

Hemlo	0.215-0.230		800-850	650-690

Turquoise Ridge (75%)	0.240-0.260		640-700	480-520

Golden Sunlight	0.030-0.045		1,080-1,130	990-1,100
Total Gold	5.000-5.500[11]	5,200-5,500	750-790	540-570

COPPER PRODUCTION AND COSTS
	Production (millions of pounds)	Cost of sales ($ millions)	All-in sustaining costs[9] ($ per pound)	C1 cash costs[9] ($ per pound)
Zaldívar (50%)	100-120		2.20-2.40	1.70-1.90

Lumwana	270-290		1.80-2.10	1.20-1.50

Jabal Sayid (50%)	10-20		2.80-3.10	1.90-2.20
Total Copper	380-430	275-320	1.95-2.25	1.35-1.65

CAPITAL EXPENDITURES
($ millions)
Mine site sustaining	1,100-1,200

Project[12]	150-200
Total Capital Expenditures	1,250-1,400

BARRICK SECOND QUARTER 2016	8	PRESS RELEASE

APPENDIX 2 — 2016 Outlook Assumptions and Economic Sensitivity Analysis

	2016 Guidance Assumption	Hypothetical Change	Impact on Revenue (millions)	Impact on Cost of sales (millions)	Impact on All-in sustaining costs[4,9]
Gold revenue, net of royalties	$1,250/oz	+/- $100/oz	+/- $258	n/a	+/- $3/oz
Copper revenue, net of royalties	$2.10/lb	+/- $0.50/lb	+/- $98	n/a	+/- $0.03/lb
Gold all-in sustaining costs[4]
Gold royalties & production taxes	$1,250/oz	+/- $100/oz	n/a	+/- $8	+/- $3/oz
WTI crude oil price[13]	$50/bbl	+/- $10/bbl	n/a	+/- $3	+/- $1/oz
Australian dollar exchange rate	0.73 : 1	+/- 10%	n/a	+/- $14	+/- $5/oz
Canadian dollar exchange rate	1.30 : 1	+/- 10%	n/a	+/- $16	+/- $6/oz
Copper all-in sustaining costs[9]
WTI crude oil price[13]	$50/bbl	+/- $10/bbl	n/a	+/- $2	+/- $0.01/lb
Chilean peso exchange rate	690 : 1	+/- 10%	n/a	+/- $4	+/- $0.02/lb

BARRICK SECOND QUARTER 2016	9	PRESS RELEASE

ENDNOTES

1

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: certain impairment charges (reversals), gains (losses) and other one-time costs relating to acquisitions or dispositions, foreign currency translation gains (losses), significant tax adjustments not related to current period earnings and unrealized gains (losses) on non-hedge derivative instruments. The company uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted net earnings is a useful measure of our performance because these adjusting items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to Adjusted Net Earnings and Adjusted Net Earnings per Share1

($ millions, except per share amounts in dollars)	For the three months ended June 30		For the six months ended June 30
	2016	2015	2016	2015
Net earnings (loss) attributable to equity holders of the company	$ 138	($ 9)	$ 55	$ 48
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments	4	35	5	40
Acquisition/disposition (gains)/losses	(11)	(2)	(2)	(26)
Foreign currency translation losses	23	33	162	31
Significant tax adjustments[3]	3	26	54	32
Other expense adjustments[4]	6	2	74	28
Unrealized gains on non-hedge derivative instruments	(5)	3	(11)	4
Tax effect and non-controlling interest	-	(28)	(52)	(35)
Adjusted net earnings	$ 158	$ 60	$ 285	$ 122
Net earnings (loss) per share[2]	0.12	(0.01)	0.05	0.04
Adjusted net earnings per share[2]	0.14	0.05	0.24	0.10
1	Amounts presented in this table are pre-tax and non-controlling interest.
2	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
3	Significant tax adjustments for the current year primarily relate to a tax provision booked by Acacia in Q1 2016.
4	Other expense adjustments for the current year relate to losses on debt extinguishment and the impact of the decrease in the discount rate used to calculate the provision for environmental remediation at our closed mines.

2

“EBITDA” and “adjusted EBITDA” are non-GAAP financial performance measures. EBITDA excludes income tax expense, finance costs, finance income and depreciation from net earnings. Barrick believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow. EBITDA is also frequently used by investors and analysts for valuation purposes. Adjusted EBITDA removes the effect of “impairment charges” which are not reflective of our ability to generate liquidity by producing operating cash flow. EBITDA and adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions, except per share amounts in dollars)	For the three months ended June 30		For the six months ended June 30
	2016	2015	2016	2015
Net earnings (loss)	$ 176	$ (9)	$ 104	$ 80
Income tax expense	173	103	359	208
Finance costs, net[1]	150	177	347	355

BARRICK SECOND QUARTER 2016	10	PRESS RELEASE

Depreciation	382	419	767	840
EBITDA	$ 881	$ 690	$ 1,577	$ 1,483
Impairment charges	4	35	5	40
Adjusted EBITDA	$ 885	$ 725	$ 1,582	$ 1,523
Reported as:
Cortez	$ 190	$ 117	$ 402	$ 178
Goldstrike	160	100	294	218
Pueblo Viejo	193	161	419	367
Lagunas Norte	96	136	179	281
Veladero	87	93	159	192
Turquoise Ridge	46	32	72	61
Acacia	134	70	210	136
Other	(21)	16	(153)	90
Impairment charges	(4)	(35)	(5)	(40)
EBITDA	$ 881	$ 690	$ 1,577	$ 1,483
Impairment charges	4	35	5	40
Adjusted EBITDA	$ 885	$ 725	$ 1,582	$ 1,523

1   Finance costs exclude accretion.

3

“Free cash flow” is a non-GAAP financial performance measure which excludes capital expenditures from Net cash provided by operating activities. Barrick believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended June 30		For the six months ended June 30
	2016	2015	2016	2015
Net cash provided by operating activities	$ 527	$ 525	$ 978	$ 841
Capital expenditures	(253)	(499)	(523)	(1,013)
Free cash flow	$ 274	$ 26	$ 455	($ 172)

4

“Cash costs” per ounce and “All-in sustaining costs” per ounce are non-GAAP financial performance measures. “Cash costs” per ounce is based on cost of sales but excludes, among other items, the impact of depreciation. “All-in sustaining costs” per ounce begins with “Cash costs” per ounce and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs and minesite exploration and evaluation costs. Barrick believes that the use of “cash costs” per ounce and “all-in sustaining costs” per ounce will assist investors, analysts and other stakeholders in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. “Cash costs” per ounce and “All-in sustaining costs” per ounce are intended to provide additional information only and do not have any standardized meaning under IFRS. Although a standardized definition of all-in sustaining costs was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK SECOND QUARTER 2016	11	PRESS RELEASE

Reconciliation of Gold Cost of Sales to Cash costs per ounce, All-in sustaining costs per ounce and All-in costs per ounce

		For the three months ended June 30,		For the six months ended June 30,
	Footnote	2016	2015	2016	2015
Cost of sales related to gold production		$ 1,227	$ 1,413	$ 2,430	$ 2,838
Depreciation		(365)	(378)	(734)	(752)
By-product credits	1	(46)	(53)	(84)	(112)
Realized (gains)/losses on hedge and non-hedge derivatives	2	26	27	57	47
Non-recurring items	3	-	-	(10)	-
Other	4	(6)	7	(15)	15
Non-controlling interests (Pueblo Viejo and Acacia)		(90)	(100)	(175)	(212)
Cash costs		$ 746	$ 916	$ 1,469	$ 1,824
General & administrative costs		88	70	146	137
Minesite exploration and evaluation costs	6	9	16	16	25
Minesite sustaining capital expenditures	7	235	361	410	714
Rehabilitation - accretion and amortization (operating sites)	5	14	40	25	76
Non-controlling interest, copper operations and other	8	(82)	(90)	(132)	(161)
All-in sustaining costs		$ 1,010	$ 1,313	$ 1,934	$ 2,615
Project exploration and evaluation and project costs	6	47	81	95	158
Community relations costs not related to current operations		3	4	5	7
Project capital expenditures	7	49	45	89	139
Rehabilitation - accretion and amortization (non-operating sites)	5	3	3	5	6
Non-controlling interest and copper operations	8	(15)	(11)	(31)	(15)
All-in costs		$ 1,097	$ 1,435	$ 2,097	$ 2,910
Ounces sold - equity basis (000s ounces)	10	1,292	1,466	2,598	2,851
Cash costs per ounce[1]		$ 578	$ 624	$ 565	$ 640
Cash costs per ounce (on a co-product basis)[1]	9	$ 605	$ 648	$ 591	$ 666
All-in sustaining costs per ounce[1]		$ 782	$ 895	$ 744	$ 918
All-in sustaining costs per ounce (on a co-product basis)[1]	9	$ 809	$ 919	$ 770	$ 944
All-in costs per ounce[1]		$ 849	$ 978	$ 807	$ 1,021
All-in costs per ounce (on a co-product basis)[1]	9	$ 876	$ 1,002	$ 833	$ 1,047
[1]	Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

1	Other sales

Revenues include the sale of by-products for our gold and copper mines for the three months ended June 30, 2016, of $32 million (2015: $33 million) and the six months ended June 30, 2016 of $60 million (2015: $74 million); energy sales from the Monte Rio power plant at our Pueblo Viejo Mine for the three months ended June 30, 2016, of $14 million (2015: $20 million) and the six months ended June 30, 2016, of $24 million (2015: $38 million).

2	Realized (gains)/losses on hedge and non-hedge derivatives

Includes realized hedge losses of $20 million and $44 million (2015: $21 million and $42 million, respectively) for the three and six months ended June 30, 2016, respectively, and realized non-hedge losses of $6 million and $13 million (2015: $6 million and $5 million, respectively) for the three and six months ended June 30, 2016, respectively. Refer to Note 5 of the Financial Statements for further information.

3	Non-recurring items

Non-recurring items consist of $10 million in abnormal costs at Veladero. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

4	Other

Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $2 million and $4 million, respectively, (2015: $5 million and $10 million, respectively) and adding the cost of treatment and refining charges of $4 million and $9 million, respectively (2015: $3 million and $6 million, respectively). 2016 includes the removal of costs associated with our Pierina mine which is mining incidental ounces as it enters closure of $12 million and $28 million, respectively.

5	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

BARRICK SECOND QUARTER 2016	12	PRESS RELEASE

6	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 27 of Barrick’s Second Quarter 2016 MD&A.

7	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Arturo and Cortez Lower Zone. Refer to page 26 of Barrick’s Second Quarter 2016 MD&A.

8	Non-controlling interest and copper operations

Removes general & administrative costs of $12 million and $22 million, respectively, for the three and six months ended June 30, 2016 (2015: $14 million and $26 million, respectively), exploration, evaluation and project costs of $4 million and $10 million, respectively (2015: $3 million and $7 million, respectively), rehabilitation costs of $2 million and $3 million, respectively (2015: $3 million and $5 million, respectively) and capital expenditures of $78 million and $129 million, respectively (2015: $79 million and $137 million, respectively) that are related to our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segment and Arturo. In 2016, figures remove the impact of Pierina.

9	Costs per ounce

Amounts presented on a co-product basis remove from cost per ounce calculations the impact of other metal sales (net of non-controlling interest) that are produced as a by-product of our gold production.

10	Ounces sold - equity basis

In 2016, figures remove the impact of Pierina as the mine is currently going through closure.

5

Comparison based on the total reserves and resources and average overall reserve grade for Goldcorp Inc., Kinross Gold Corporation, Newmont Mining Corporation, and Newcrest Mining Limited, as reported in each of the reserve reports for Goldcorp Inc., Kinross Gold Corporation, Newmont Mining Corporation, and Newcrest Mining Limited as of December 31, 2015.

6	Includes $699 million cash held at Acacia and Pueblo Viejo, which may not be readily deployed outside of Acacia and/or Pueblo Viejo.

7	Amount excludes capital leases and includes project financing payments at Pueblo Viejo (60 percent basis) and Acacia (100 percent basis).

8	Barrick’s share.

9

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures. “C1 cash costs” per pound is based on cost of sales but excludes the impact of depreciation and royalties and includes treatment and refinement charges. “All-in sustaining costs” per pound begins with “C1 cash costs” per pound and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs and royalties. Barrick believes that the use of “C1 cash costs” per pound and “all-in sustaining costs” per pound will assist investors, analysts, and other stakeholders in understanding the costs associated with producing copper, understanding the economics of copper mining, assessing our operating performance, and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. “C1 cash costs” per pound and “All-in sustaining costs” per pound are intended to provide additional information only, do not have any standardized meaning under IFRS, and may not be comparable to similar measures of performance presented by other companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Copper Cost of Sales to C1 cash costs per pound and All-in sustaining costs per pound

($ millions, except per pound information in dollars)	For the three months ended June 30		For the six months ended June 30
	2016	2015	2016	2015
Cost of sales	$ 79	$ 238	$ 169	$ 489
Depreciation/amortization	(9)	(26)	(20)	(63)
Treatment and refinement charges	38	41	84	83
Cost of sales applicable to equity method investments[1]	43	-	84	-
Less: royalties	(10)	(36)	(25)	(69)
C1 cash cost of sales	$ 141	$ 217	$ 292	$ 440
General & administrative costs	5	5	12	12
Rehabilitation - accretion and amortization	2	2	3	4

BARRICK SECOND QUARTER 2016	13	PRESS RELEASE

Royalties	10	36	25	69
Minesite sustaining capital expenditures	41	44	70	71
All-in sustaining costs	$ 199	$ 304	$ 402	$ 596
Pounds sold - consolidated basis (millions pounds)	93	112	196	233
C1 cash cost per pound[2]	$1.52	$ 1.94	$1.49	$ 1.89
All-in sustaining costs per pound[2]	$2.14	$2.72	$2.05	$2.56

1	For the three and six month periods ended June 30, 2016, figures include $43 million and $84 million, respectively, of cash costs related to our 50 percent share of Zaldívar due to the divestment of 50 percent of our interest in the mine on December 1, 2015 and subsequent accounting as an equity method investment.

2	C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.

10	Barrick’s share on an accrued basis.

11	Operating unit guidance ranges for production reflect expectations at each individual operating unit, but do not add up to corporate-wide guidance range total.

12	We have combined our previous capital expenditure categories of Minesite expansion and Projects into one category called Project.

13	Due to our fuel hedging activities, which are reflected in these sensitivities, we are partially protected against changes in this factor.

BARRICK SECOND QUARTER 2016	14	PRESS RELEASE

Key Statistics

Barrick Gold Corporation (in United States dollars)	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Financial Results (millions)
Revenues	$2,012	$2,231	$3,942	$4,476
Cost of sales	1,336	1,689	2,660	3,397
Net earnings (loss)[1]	138	(9)	55	48
Adjusted net earnings[2]	158	60	285	122
Adjusted EBITDA[2]	885	725	1,582	1,523
Total project capital expenditures[3]	50	53	90	157
Total capital expenditures - sustaining[3]	234	361	409	713
Operating cash flow	527	525	978	841
Free cash flow[2]	274	26	455	(172)
Per Share Data (dollars)
Net earnings (loss) (basic and diluted)	0.12	(0.01)	0.05	0.04
Adjusted net earnings (basic)[2]	0.14	0.05	0.24	0.10
Weighted average basic and diluted common shares (millions)	1,165	1,165	1,165	1,165

Operating Results
Gold production (thousands of ounces)[4]	1,340	1,445	2,620	2,835
Gold sold (thousands of ounces)[4]	1,292	1,466	2,598	2,851
Per ounce data
Average spot gold price	$1,260	$1,192	$1,221	$1,206
Average realized gold price[2]	1,259	1,190	1,219	1,204
All-in sustaining costs[2]	782	895	744	918

Copper production (millions of pounds)[5]	103	115	214	233
Copper sold (millions of pounds)	93	112	196	233

Per pound data
Average spot copper price	$2.14	$2.74	$2.13	$2.69
Average realized copper price[2]	2.14	2.66	2.16	2.60
All-in sustaining costs[2]	2.14	2.72	2.05	2.56

			As at June 30,	As at December 31,
			2016	2015
Financial Position (millions)
Cash and equivalents			$2,441	$2,455
Working capital (excluding cash)			1,344	1,310
[1]	Net earnings (loss) represents net earnings attributable to the equity holders of the Company.
[2]	Realized price, all-in sustaining costs, adjusted net earnings, adjusted EBITDA and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 42 - 49 of this MD&A.
[3]	Amounts presented on a 100% accrued basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
[4]	Production includes Acacia on a 63.9% basis and Pueblo Viejo on a 60% basis, both of which reflect our equity share of production. Also includes production from Bald.
[5]	In 2016, reflects production from Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share of production, and 100% of Lumwana. 2015 production includes Zaldívar on a 100% basis prior to the sale of 50% of the mine in fourth quarter 2015, and 100% of Lumwana.

BARRICK SECOND QUARTER 2016	15	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production (attributable ounces) (000s)				Gold Cost of Sales (in millions of USD)				All-in sustaining costs[5] ($/oz)
	Three months ended		Six months ended		Three months ended		Six months ended		Three months ended		Six months ended
	June 30,		June 30,		June 30,		June 30,		June 30,		June 30,
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Gold
Goldstrike	263	206	512	413	$219	$113	431	$262	$737	$732	722	$811
Cortez	248	193	495	326	239	195	491	391	558	811	511	877
Pueblo Viejo[1]	150	131	322	266	173	224	340	455	634	682	559	673
Lagunas Norte	124	155	224	333	77	103	145	202	585	509	571	483
Veladero	119	151	251	300	100	110	205	238	744	961	709	978
Turquoise Ridge	79	52	129	101	34	37	69	68	621	780	668	747
Acacia[2]	141	119	263	235	180	187	349	361	926	1,149	941	1,133
Other Mines - Gold[3]	216	438	424	861	205	444	400	861	786	950	775	977
Total	1,340	1,445	2,620	2,835	$1,227	$1,413	$2,430	$2,838	$782	$895	$744	$918

	Copper Production (attributable pounds)[4] (millions)				Copper Cost of Sales (in millions of USD)				All-in sustaining costs[5] ($/lb)
	Three months ended		Six months ended		Three months ended		Six months ended		Three months ended		Six months ended
	June 30,		June 30,		June 30,		June 30,		June 30,		June 30,
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Total	103	115	214	233	$79	$238	$169	$489	$2.14	$2.72	$2.05	$2.56

	Total Gold Costs ($/oz)
	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
Direct mining costs before impact of hedges at market foreign exchange rates	$550	$601	$538	$618
Losses realized on currency hedge and commodity hedge/economic hedge contracts	20	15	21	14
By-product credits	(27)	(24)	(26)	(26)
Royalties	35	32	32	34
Cash costs[5]	578	624	565	640
Depreciation	253	231	253	234
Total production costs	$831	$855	$818	$874
Cash costs[5]	$578	$624	$565	$640
General & administrative costs	68	48	56	48
Rehabilitation - accretion and amortization (operating sites)	11	27	10	27
Mine on-site exploration and evaluation costs	7	11	6	9
Minesite sustaining capital expenditures	182	246	158	250
Non-controlling interest, copper operations and other	(64)	(61)	(51)	(56)
All-in sustaining costs[5]	$782	$895	$744	$918
All-in costs[5]	$849	$978	$807	$1,021

[1]	Reflects production from Pueblo Viejo on a 60% basis, which reflects our equity share of production.

[2]	Reflects production from Acacia on a 63.9% basis, which reflects our equity share of production.

3	In 2016, Other Mines - Gold includes Golden Sunlight, Hemlo, Porgera on a 47.5% basis and Kalgoorlie. Also includes production from Bald Mountain and Round Mountain up to January 11, 2016, the effective date of sale of these assets. In 2015, Other Mines - Gold included Bald Mountain, Round Mountain, Golden Sunlight, Hemlo, Pierina, Cowal, Ruby Hill, Porgera on a 95% basis, and Kalgoorlie.

4	In 2016, reflects production from Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share of production, and 100% of Lumwana. 2015 production includes Zaldívar on a 100% basis prior to the sale of 50% of the mine in fourth quarter 2015, and 100% of Lumwana.

5	Cash costs, all-in sustaining costs, and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 42 - 49 of this MD&A.

BARRICK SECOND QUARTER 2016	16	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and six month periods ended, June 30, 2016, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of July 27, 2016, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), for the three and six month periods ended June 30, 2016 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 51 to 68. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2015, the related annual MD&A included in the 2015 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “objective”, “intend”, “project”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales for gold and copper, all-in-sustaining costs per ounce/pound, cash costs per ounce and C1 cash costs per pound; (iii) cash flow forecasts; (iv) projected capital, operating and exploration expenditures; (v) targeted debt and cost reductions; (vi) targeted investments by Barrick’s Growth Group; (vii) mine life and production rates; (viii) potential mineralization and metal or mineral recoveries; (ix) Barrick’s Best-in-Class program

(including potential improvements to financial and operating performance that may result from certain Best-in-Class initiatives); (x) timing and completion of acquisitions; (xi) non-core asset sales or joint ventures; and (xii) expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions; including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of Management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward

BARRICK SECOND QUARTER 2016	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that certain Best-in-Class initiatives are still in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the Best-in-Class initiatives and investments targeted by the Growth Group will meet the company’s capital allocation objectives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

CHANGES IN PRESENTATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

We use certain non-GAAP financial performance measures in our MD&A, including “adjusted net earnings”, “free cash flow”, “EBITDA”, “adjusted EBITDA”, “cash costs”, “C1 cash costs”, “all-in sustaining costs”, “all-in costs” and “realized price”. For a detailed description of each of the non-GAAP measures used in this MD&A and a detailed reconciliation, please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 42 to 49. Each non-GAAP financial performance measure has been annotated with

BARRICK SECOND QUARTER 2016	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

a reference to an endnote. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under International Financial Reporting Standards (“IFRS”), and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Starting with this MD&A, we have made changes to the following non-GAAP performance measures:

Adjusted net earnings

We have amended the reconciliation from net earnings to adjusted net earnings to present the adjusting items on a pre-tax and fully consolidated basis, and including the tax effect and non-controlling interest as a separate line. We believe that this change will assist analysts, investors and other stakeholders of Barrick to better understand how we calculate this non-GAAP performance measure and simplify how it reconciles to our financial statements. This change to the presentation of our reconciliation does not result in any change to the final calculation of adjusted net earnings.

Cash costs per ounce, all-in sustaining cash costs per ounce and all-in costs per ounce

Starting with this MD&A, we have condensed and simplified the reconciliation from cost of sales to “cash costs”, “all-in sustaining costs” and “all-in costs” to present items on a fully consolidated basis and include non-controlling interest as a separate line. As part of this simplification, we have grouped several minor items into one line labeled “Other”, with further detail in the footnote to the reconciliation. We believe that these changes will assist analysts, investors and other stakeholders of Barrick to better understand how we calculate these non-GAAP performance measures and simplify how they reconcile to our financial statements. This change to the presentation of our reconciliation does not result in any change to the figures calculated, except as noted below for “all-in costs”.

Also starting with this MD&A, we have adjusted the amount included as “project exploration and evaluation costs and project costs” as part of our “all-in costs” measure to include all exploration and evaluation costs related to our advanced mining and business improvement projects and corporate development activities, where previously it did not. The impact of this adjustment for the three and six month periods ended June 30, 2016 was $18/oz and $17/oz, respectively (2015: $30/oz and $30/oz, respectively). We believe this change will assist analysts, investors and other stakeholders of Barrick in understanding all of the expenditures related to growing our business.

The tables on pages 42 to 49 reconcile these non-GAAP measures to the most directly comparable IFRS measures and previous period reconciliations have been modified to be presented in a manner consistent with our current format.

BARRICK SECOND QUARTER 2016	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OVERVIEW

Review of 2016 Second Quarter Results and Full Year Outlook

FINANCIAL AND OPERATING HIGHLIGHTS

Strengthening the Balance Sheet

Our liquidity position is strong and continues to improve, with robust cash flow generation, modest near-term debt repayment obligations, a $4 billion undrawn credit facility and a consolidated cash balance of $2.4 billion1. Net cash provided by operating activities (“operating cash flow”) was $527 million and $978 million, respectively, for the three and six month periods ended June 30, 2016. Free cash flow2 was $274 million and $455 million, respectively, continuing the trend of positive free cash flow in five consecutive quarters.

We announced in our fourth quarter 2015 MD&A our intention to reduce our total debt by at least $2 billion in 2016 through the following levers: drawing on our cash balance; delivering free cash flow from operations; selling additional non-core assets; and creating new joint ventures and partnerships. We have already made debt reductions of $968 million in in the first half of this year, using a combination of proceeds of our sale of Bald Mountain and 50% interest in Round Mountain and free cash flow from operations.

Cost Reductions

In the second quarter of 2016, we continued our focus on capital discipline, identifying productivity and efficiency savings opportunities through our Best-in-Class program and maintaining reductions in corporate overhead. Cost of sales related to gold for the three and six month periods ended June 30, 2016 were $1,227 and $2,430 million and decreased 13% and 14%, respectively, and minesite sustaining capital expenditures decreased 35% and 43% compared to the same prior year periods. Together these helped us reduce our all-in sustaining costs2 for the three and six month periods ended June 30, 2016 to $782 and $744 per ounce, respectively, in the current year periods from $895 and $918 per ounce in the prior year periods. We are once again lowering our 2016 all-in sustaining cost guidance to $750 to $790 per ounce from $760 to $810 per ounce reflecting the impact of lower cash operating costs, identified opportunities from our Best-in-Class productivity and efficiency initiatives and our ongoing commitment towards capital discipline.

Net Earnings (Loss), Adjusted Net Earnings, Operating Cash Flow and Free Cash Flow

Net earnings for the second quarter of 2016 was $138 million compared with a net loss of $9 million in the second quarter of 2015. This was largely due to a decrease in operating costs owing to lower fuel and energy prices, even despite a significant proportion of our oil exposure being hedged, as well as favorable foreign exchange movements, reduced royalty expense and the impact of Best-in-Class initiatives. These initiatives include lower labor, contractor and consumable costs and improved operating efficiencies. In addition earnings benefited from lower exploration, evaluation and project expenses. This was further impacted by higher sales volumes (excluding the impact of divested sites) and higher gold prices, partially offset by higher income tax expense and non-controlling interests. After adjusting for items that are not indicative of future operating results, adjusted net earnings2 of $158 million for the second quarter of 2016 was 163% higher than the second quarter of 2015, primarily as a result of the same factors affecting net earnings as there were no significant adjusting items in the second quarter of 2016. Refer to pages 42 to 49 for a full list of reconciling items between net earnings and adjusted net earnings for the current and prior year periods.

BARRICK SECOND QUARTER 2016	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net earnings for the first half of 2016 was $55 million compared to net earnings of $48 million in the same prior year period, largely impacted by higher sales volumes (excluding the impact of divested sites) combined with higher gold prices. This was further impacted by the decrease in operating costs discussed above and decreased exploration, evaluation and project expenses. These were partially offset by the realization of deferred currency translation losses, primarily related to losses released upon the disposal and reorganization of certain Australian entities during the first quarter 2016, combined with increased income tax expense. After adjusting for items that are not indicative of future operating results, adjusted net earnings2 of $285 million for the first half of 2016 was 134% higher than the same prior year period primarily as a result of the same factors affecting net earnings. Significant adjusting items (pre-tax and non-controlling interest effects) in the first half of 2016 include:

•

$162 million in foreign currency translation losses, including the deferred currency translation losses released as a result of the disposal and reorganization of certain Australian entities in the first quarter 2016 and unrealized foreign currency translation losses related to the devaluation of the Argentine Peso on VAT receivables;

•

$74 million in other expense adjustments primarily relating to losses on debt extinguishment and the impact of the decrease in the discount rate for the provision for environmental remediation at our closed mines; and

•	$54 million in significant tax adjustments primarily relating to a tax provision in Acacia in the first quarter 2016.
•	Refer to pages 42 to 49 for a full list of reconciling items between net earnings and adjusted net earnings for the current and prior year periods.

BARRICK SECOND QUARTER 2016	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

In the second quarter of 2016, we generated $527 million in operating cash flow, in line with the same prior year period of $525 million, despite the reduction in operating cash flow following the divestment of certain non-core assets. The benefit of higher gold prices and lower operating costs, as a result of lower energy and fuel costs (despite being hedged on a significant portion of our fuel consumption) combined with the continued realization of lower labor, consumable and contractor costs and improved operating efficiencies resulting from our Best-in-Class initiatives, was partially offset by unfavorable working capital movements, primarily related to an increase in accounts receivable, as a result of the sale of equipment at Pascua-Lama, and in inventory balances, combined with the impact of higher income taxes paid compared to the same prior year period. Free cash flow2 for the three months ended June 30, 2016, was $274 million, an increase of $248 million from the same prior year period. The increase in free cash flow for the second quarter of 2016 primarily reflects decreasing capital expenditures as a result of our capital discipline combined with operating cash flow that was in line with the same prior year period. We have now generated positive free cash flow in five consecutive quarters, reflecting our emphasis on cost control and on maximizing free cash flow.

In the first half of 2016, we generated $978 million in operating cash flow, compared to $841 million in the same prior year period, despite the reduction in operating cash flow following the divestment of some non-core assets. The increase in operating cash flow primarily reflects the lower operating costs and higher gold prices discussed above, combined with a decrease in interest paid as a result of debt repayments made over the past 18 months. Free cash flow2 for the six month period ended June 30, 2016, was $455 million, an increase of $627 million from the same prior year period. The increase in free cash flow for the six month period primarily reflects the higher operating cash flows combined with the impact of a decrease in capital expenditures.

BARRICK SECOND QUARTER 2016	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Business Developments

Acquisitions

On June 21, 2016, we entered into an agreement to purchase the Robertson Property in Nevada from Coral Gold Resources (“Coral”). The transaction consists of a payment of $16 million of cash along with the return of 4.15 million shares (approximate value of $1 million) of Coral currently held by Barrick and a royalty on production. The transaction has been approved by Coral shareholders and, subject to satisfaction of the remaining closing conditions, is expected to close later this year.

Divestitures

On January 11, 2016, we closed the sale of our Bald Mountain mine and 50% interest in the Round Mountain mine. We received net cash consideration of $588 million, which reflected working capital adjustments of $22 million in the second quarter of 2016. The transactions resulted in a loss of $17 million for the six month period ended June 30, 2016.

On December 1, 2015, we completed the sale of 50% of our Zaldívar copper mine in Chile to Antofagasta Plc for total consideration of $1.005 billion. We received $950 million upon closing of the transaction, net of $10 million for working capital items and $20 million being held in escrow pending finalization of the working capital adjustment. The remaining $25 million is payable over the next five years. The transaction remains subject to a net working capital adjustment period to complete the review of the working capital. The net working capital of Zaldívar (on a 100% basis) was $522 million as at December 1, 2015. We have determined that Zaldívar will be accounted for as a joint venture, and upon closing we began accounting for our investment under the equity method. The purchase price allocation underlying our equity method investment will be finalized when the working capital adjustment is finalized. Any adjustment to the purchase price will be considered for potential impact on our 50% equity method investment in Zaldívar.

Debt Management

We are committed to reducing our total debt by at least $2 billion in 2016 and made significant strides toward this target in the first half of this year. Total debt was reduced by $968 million in the first half of 2016, improving Barrick’s near-term liquidity. In particular, on March 21, 2016, Barrick completed a cash tender offer resulting in an approximately $718 million reduction in the principal amount of Barrick’s outstanding notes with maturities from 2018 to 2021 and also executed the make-whole provision on June 24, 2016, for the full redemption of approximately $105 million of outstanding May 2018 notes. The 2016 debt reductions have resulted in losses on debt extinguishment of $3 million and $40 million, respectively, for the three and six month periods ended June 30, 2016, and are expected to result in an annualized interest savings of approximately $50 million.

Jabal Sayid

On July 1, 2016, Jabal Sayid, our 50% owned copper mine in Saudi Arabia, entered commercial production. As a result, we have updated our consolidated copper guidance ranges on page 24 to reflect the contribution from this new operation.

Royalty Changes in Zambia

In July 2015, the Zambian government passed amendments to the country’s mining tax regime that replaced an adopted 20% gross royalty on open pit mines with a 9% royalty, along with the reintroduction of a 30% corporate income tax, a 50% of taxable income limitation on the utilization of tax loss carryforwards, and a 15% variable profits tax.

In June 2016, the Zambian government passed legislation to amend the royalty tax for mining operations to a variable rate based on the prevailing copper price effective June 1, 2016. These rates are 4% at copper prices below $2.04 per pound; 5% at copper prices between $2.04 per pound and $2.72 per pound; and 6% at copper prices of $2.72 per pound and above. Legislation was also passed to remove the 15% variable profit tax on income from mining companies. We determined this was an indicator of potential reversal of impairments recorded on our Lumwana mine in the fourth quarter 2014. In the second of quarter 2016, we evaluated the fair value less cost to dispose (“FVLCD”); the recoverable amount was not in excess of the carrying value and therefore no reversal was recorded. Our 2016 copper guidance takes into consideration the revised royalty rates commencing June 1.

Management Structure Refinements

In March 2016, Shaun Usmar, then Barrick’s Senior Executive Vice President and Chief Financial Officer, announced his resignation from Barrick. Catherine Raw, formerly Executive Vice President, Business Performance, succeeded Mr. Usmar as Chief Financial Officer on April 27, 2016, subsequent to the Company’s Annual Meeting of Shareholders. In March 2016, we also announced that Rob Krcmarov, formerly Senior Vice President, Global Exploration, had been elevated to the position of Executive Vice President, Exploration and Growth, and had become a member of Barrick’s

BARRICK SECOND QUARTER 2016	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Executive Committee, a group of the Company’s most senior partners.

Board Renewal

In 2016, the Board of Directors appointed Kelvin Dushnisky, President of Barrick, as a director. Graham G. Clow, Chairman of Roscoe Postle Associates Inc., and Gary Doer, former Canadian Ambassador to the United States, were elected as new directors at Barrick’s Annual General Meeting on April 26, 2016. Bill Birchall retired from the Board at the conclusion of the Company’s Annual General Meeting. Barrick continues to renew the talent on its Board, with eight of the 13 directors elected on April 26, 2016 (excluding the Executive Chairman), being new to the Company since April 2014.

Full Year 2016 Outlook

We continue to expect gold production of 5.0 to 5.5 million ounces in 2016.

We are now providing guidance on cost of sales for gold of $5,200 to $5,500 million and copper of $275 to $320 million. We now expect gold all-in sustaining costs2 to be in the range of $750 to $790 per ounce, compared to our previous guidance range of $760 to $810 per ounce, reflecting a reduction in cash operating costs and in minesite sustaining capital expenditures. All-in sustaining costs are now expected to be highest in the third quarter, reflecting a shift in the timing of sustaining capital expenditures to the second half of the year.

We now expect cash costs2 to be within a narrowed range of $540 to $570 per ounce, compared to our previous guidance range of $540 to $580 per ounce, reflecting the impact of reduced fuel costs and changes to mine plans.

We now expect depreciation to be in the range of $250 to $270 per ounce, compared to our previous guidance range of $240 to $260 per ounce, reflecting the impact of mining higher ore tonnes at the Cortez Hills open pit.

We now expect copper production to be in the range of 380 to 430 million pounds, compared to our previous guidance range of 370 to 410 million pounds, reflecting additional production from Jabal Sayid, which reached commercial production on July 1, 2016.

We now expect exploration and evaluation costs to be in the range of $115 to $145 million, compared to our previous guidance range of $125 to $155 million, reflecting the reduced outlook on spending for the year.

We now expect corporate administration and Acacia general and administrative expenses to be approximately $160 million and $35 million, respectively, compared to our previous guidance range of $145 million and $25 million, respectively, reflecting one-time restructuring costs and higher outlook for costs in the year.

We now expect minesite sustaining capital expenditures to be in the range of $1,100 to $1,200 million compared to our previous guidance range of $1,200 to $1,350 million. As a result, we now expect total capital expenditures to be in the range of $1,250 million to $1,400 million compared to our previous range of $1,350 to $1,550 million.

Full Year 2016 Outlook Summary	2016
($ millions, except per ounce/pound data)	Estimate
Gold production and costs
Production (millions of ounces)	5.0 - 5.5
Gold unit production costs
Cost of sales - gold	5,200 - 5,500
All-in sustaining costs ($ per oz) [1]	750 - 790
Cash costs ($ per oz) [1]	540 - 570
Depreciation ($ per oz)	250 - 270
Copper production and costs
Production (millions of pounds)	380 - 430
Copper unit production costs
Cost of sales - copper	275 - 320
C1 cash costs ($ per lb) [1]	1.35 - 1.65
Depreciation ($ per lb)	0.20 - 0.30
Copper all-in sustaining costs ($ per lb) [1]	1.95 - 2.25
Exploration and project expenses	215 - 265
Exploration and evaluation	115 - 145
Project expenses	100 - 120
General and administrative expenses	~240
Corporate administration	~160
Stock-based compensation [2]	~45
Acacia [5]	~35
Other expense [3]	20 - 40
Finance costs	690 - 730
Capital expenditures:
Minesite sustaining	1,100 - 1,200
Project [4]	150 - 200
Total capital expenditures	1,250 -1,400
Effective income tax rate	~50%
Key Assumptions
Gold Price ($/ounce)	$ 1,250
Copper Price ($/pound)	$ 2.10
Oil Price ($/barrel)	$50
AUD Exchange Rate	$ 0.73
ARS Exchange Rate	$14.5
CAD Exchange Rate	$ 1.30
CLP Exchange Rate	690

[1]

Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 42 - 49 of this MD&A.

[2]	Based on US$21.35 share price.
[3]	Other expense excludes adjusting items which we cannot forecast.
[4]	We have combined our previous capital expenditure categories of Minesite expansion and Projects into one category called Project.
[5]	Includes an increase of $10 million in stock-based compensation.

BARRICK SECOND QUARTER 2016	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Hedge Summary Tables

Australian Dollar (AUD) Currency Contracts

	Contracts (AUD millions)	Effective average hedge rate (AUDUSD)	% of total expected AUD exposure hedged	% of expected operating cost exposure hedged	Crystalized gain/(loss) in OCI[1] (USD millions)

2016	0	-	0%	0%	(9)

[1]	To be reclassified from Other Comprehensive Income (“OCI”) to earnings.

Financial Fuel Hedge Summary
	Barrels (thousands)	Average price	% of total expected exposure	Impact of $10 change on pre-tax earnings (USD millions)[1]
2016	1,467	85	71%	6
2017	2,110	81	52%	20
2018	1,121	79	31%	25
[1]	Includes the impact of hedges currently in place.

REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per	For the three months		For the six months
ounce/pound data in dollars)	ended June 30		ended June 30
	2016	2015	2016	2015
Gold
000s oz sold[1]	1,292	1,466	2,598	2,851
000s oz produced[1]	1,340	1,445	2,620	2,835
Revenue	$ 1,872	$ 1,921	$ 3,640	$ 3,840
Market price[2]	1,260	1,192	1,221	1,206
Realized price[2,3]	$ 1,259	$ 1,190	$ 1,219	$ 1,204
Copper
millions lbs sold[1]	93	112	196	233
millions lbs produced[1]	103	115	214	233
Revenue	$ 94	$ 257	$ 218	$ 524
Market price[2]	2.14	2.74	2.13	2.69
Realized price[2,3]	2.14	2.66	2.16	2.60
By-product credits	$ 46	$ 53	$ 84	$ 112

[1]	Includes our equity share of gold ounces from Acacia and Pueblo Viejo and copper pounds from Zaldívar.
[2]	Per ounce/pound weighted average.
[3]

Realized price is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 42 - 49 of this MD&A.

For the three and six month periods ended June 30, 2016, gold revenues were down 3% and 5%, respectively, compared to the same prior year periods primarily due to a decrease in gold sales volume partially offset by a higher market gold price. The average market price for the three and six month periods ended June 30, 2016 of $1,260 and $1,221 per ounce, respectively, represented an increase of 6% and 1%, respectively, versus the same prior year periods. During the second quarter of 2016, the gold price ranged from $1,200 per ounce to $1,359 per ounce and closed at $1,321 per ounce on June 30, 2016. Gold prices in the second quarter of 2016 were positively influenced by declining expectations of increases in the benchmark U.S. interest rate, low and negative interest rates on sovereign debt issued by many of the world’s largest economies, global economic uncertainty highlighted by the British referendum in favor of leaving the European Union, and investor interest in gold as a safe haven asset.

For the three and six month periods ended June 30, 2016, gold production was 105 thousand and 215 thousand ounces lower, respectively, than the same prior year periods. Excluding the impact of divested sites, production for the three and six month periods ended June 30, 2016, increased by 126 thousand and 238 thousand ounces, respectively, compared to the same prior year periods. This was primarily due to increases in production at Cortez, Goldstrike, Pueblo Viejo, Turquoise Ridge and Acacia, mainly due to higher grade and throughput, partially offset by lower production at Lagunas Norte and Veladero.

Copper revenues for the three and six month periods ended June 30, 2016, were down 63% and 58%, respectively, compared to the same prior year periods, primarily due to the divestment of 50% of our ownership in Zaldívar which was completed on December 1, 2015, combined with a lower market copper price. Our 50% interest in Zaldívar is equity accounted for and therefore we do not include their revenue in our consolidated copper revenue. For the three and six month periods ended June 30, 2016, the average market price of $2.14 and $2.13 per pound, respectively, represented a decrease of 22% and 21%, respectively, versus the same prior year periods. During the second quarter of 2016, the copper price ranged from $2.03 per pound to $2.31 per pound and closed at $2.19 per pound on June 30, 2016.

Copper production for the three and six month periods ended June 30, 2016, decreased by 12 million pounds and 19 million pounds, respectively, compared to the same prior year periods due to lower production contribution from Zaldívar following the divestment of 50% of our ownership in the Zaldívar mine. Our 50% interest in Zaldívar is equity accounted for and therefore we do not

BARRICK SECOND QUARTER 2016	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

include their cost of sales in our consolidated copper cost of sales. Excluding the impact of the divestiture, production at Zaldívar for the three and six month periods ended June 30, 2016, increased by 4 million and 5 million pounds, respectively, compared to the same prior year periods, reflecting initial pre-commercial production at Jabal Sayid combined with higher production at Lumwana due to increased productivity and availability of the mill and crusher and higher grades when compared to the same prior year periods.

Production Costs

($ millions, except per	For the three months		For the six months
ounce/pound data in dollars)	ended June 30		ended June 30
	2016	2015	2016	2015
Direct mining costs	$ 801	$ 966	$ 1,583	$ 1,953
Depreciation	365	378	734	752
Royalty expense	54	54	99	110
Community relations	7	15	14	23
Cost of sales - gold	$ 1,227	$ 1,413	$ 2,430	$ 2,838
Cash costs[1,2]	578	624	565	640
All-in sustaining costs - gold[1,2]	782	895	744	918
Cost of sales - copper	79	238	169	489
C1 cash costs[1,2]	1.52	1.94	1.49	1.89
All-in sustaining costs - copper[1]	$2.14	$2.72	$2.05	$2.56

[1]	Per ounce/pound weighted average.
[2]

Cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 42 - 49 of this MD&A

For the three and six month periods ended June 30, 2016, cost of sales applicable to gold was 13% and 14% lower, respectively, than the same prior year periods, primarily due to a decrease ounces sold as a result of our divested sites, which had cost of sales of $217 million and $427 million, respectively, in 2015. Cost of sales related to our remaining operations were in line with the same prior year periods as higher grades and sales volumes were offset by a decrease in direct mining costs. Direct mining costs have decreased as a result of lower fuel and energy prices, even despite a significant proportion of our oil exposure being hedged, as well as the impact of Best-in-Class initiatives, including lower labor, contractor and consumable costs and improved operating efficiencies.

For the three and six month periods ended June 30, 2016, all-in sustaining costs2 were down $113 and $174 per ounce compared to the same prior year periods, primarily due to a reduction in minesite sustaining capital expenditures, as a result of our continued capital discipline, combined with lower direct mining costs as described above. In addition, 2016 all-in sustaining costs were favorably impacted as a higher proportion of our sales are coming from lower cost operations.

For the three and six month periods ended June 30, 2016, cost of sales applicable to copper decreased $158 million and $319 million, respectively, compared to the same prior year periods, primarily due to the divestment of 50% of Zaldívar, which is now an equity accounted for investment and therefore not included in cost of sales. In addition, the decrease is attributable to lower direct mining costs were combined with lower depreciation expense and lower royalty expense at Lumwana resulting from a decreased royalty rate (9% in the first half 2016 compared to 20% in the first half 2015). As noted on page 23, this royalty has been revised lower effective June 1, 2016.

For the three and six month periods ended June 30, 2016, copper all-in sustaining costs2, which has been adjusted to include 50% of Zaldívar, were 21% and 20% lower than the same prior year period, primarily reflecting lower direct mining costs as a result of improved cost controls at Lumwana and lower fuel and acid costs at Zaldívar, combined with lower royalty expense at Lumwana.

Capital Expenditures1

($ millions)	For the three months ended June 30		For the six months ended June 30
	2016	2015	2016	2015
Minesite sustaining[2]	$ 235	$361	$ 410	$714
Project capital expenditures[3,4]	49	45	89	139
Capitalized interest	-	8	-	17
Total consolidated capital expenditures	$ 284	$ 414	$ 499	$ 870
Attributable consolidated capital expenditures[5]	$ 283	$ 401	$ 492	$ 850

[1]	These amounts are presented on a 100% accrued basis, except for attributable consolidated capital expenditures.
[2]	Includes both minesite sustaining and mine development.
[3]	Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
[4]	Includes both minesite expansion and projects.
[5]

These amounts are presented on the same basis as our guidance. For 2016, these amounts include our 60% share of Pueblo Viejo and Arturo and our 50% share of Zaldívar and Jabal Sayid. For 2015, these amounts include our 60% share of Pueblo Viejo and Arturo and our 50% share of Jabal Sayid.

For the three and six month periods ended June 30, 2016, capital expenditures decreased 31% and 43%, respectively, compared to the same prior year periods, primarily due to a decrease in minesite

BARRICK SECOND QUARTER 2016	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

sustaining capital expenditures. Minesite sustaining capital expenditures decreased 35% and 43%, respectively, for the three and six month periods ended June 30, 2016, due to lower capitalized stripping costs primarily at Veladero, Porgera, Goldstrike and Cortez and the impact of divested sites. This was furthered by our continued capital discipline combined with a decrease in costs at Veladero relating to the phase 4B leach pad expansion in 2015 and the impact of site divestitures. Project expenditures were in line with the prior year for the three month period ended June 30, 2016, and decreased 36% over the six month period as a result of the completion of the thiosulfate circuit at Goldstrike, which entered commercial production in the third quarter 2015, and a decrease at Hemlo in project capital expenditures due to a land acquisition that occurred in the first quarter 2015; partially offset by an increase in pre-production stripping at Arturo. Project capital in 2016 primarily relates to Arturo and Cortez Lower Zone.

General and Administrative Expenses

For the three months			For the six months
($ millions)	ended June 30		ended June 30
	2016	2015	2016	2015
Corporate administration[1]	$ 45	$ 49	$ 86	$ 100
Stock-based compensation	22	5	30	10
Acacia	21	16	30	27
General & administrative expenses	$ 88	$ 70	$ 146	$ 137

[1]

For the three and six months ended June 30, 2016, corporate administration costs include approximately $1 million and $2 million, respectively, of severance costs (2015: $8 million and $13 million, respectively).

For the three and six month periods ended June 30, 2016, corporate general and administrative expenses were $18 million and $9 million higher, respectively, than the same prior year periods. The increase was due to higher stock-based compensation expense as Barrick’s share price had increased 189% as at June 30, 2016, compared to the prior year, partially offset by a reduction in overhead costs and severance costs as a result of the actions taken to restructure our business in the prior year.

We remain on track to achieve our targeted reduction of $90 million in annualized minesite and corporate overhead costs, excluding severance, stock-based compensation and Acacia corporate administration, which is recorded within general and administrative expense and cost of sales.

Exploration, Evaluation and Project Costs

($ millions)	For the three months ended June 30		For the six months ended June 30
	2016	2015	2016	2015
Minesite exploration and evaluation	$ 9	$ 16	$ 16	$ 25

Advanced project costs:

Pascua-Lama	16	23	30	56

Cerro Casale	1	2	3	4

Other	2	-	5	-
Global exploration and evaluation	22	36	45	72

Corporate development	-	11	2	16

Business improvement	6	9	10	10
Project exploration and evaluation and project expense	$ 47	$ 81	$ 95	$ 158
Total exploration, evaluation and project expenses	$ 56	$ 97	$ 111	$ 183

Exploration, evaluation and project costs for the three and six month periods ended June 30, 2016, decreased $41 million and $72 million, respectively, compared to the same prior year periods. The decrease is primarily due to a decrease in global exploration costs of $14 million and $27 million, respectively, combined with a $7 million and a $26 million decrease, respectively, in project costs at Pascua-Lama. In addition, corporate development costs decreased $11 million and $14 million, respectively, for the three and six month periods ended June 30, 2016.

Finance Costs, Net

($ millions)	For the three months ended June 30		For the six months ended June 30
	2016	2015	2016	2015
Interest expense[1]	$ 147	$ 181	$ 305	$ 365
Accretion	12	15	26	31
Loss on debt extinguishment	3	-	40	-
Other finance costs	3	(2)	9	(6)
Finance income	(3)	(2)	(7)	(4)

Finance costs, net	$ 162	$ 192	$ 373	$ 386

[1]

For the three and six months ended June 30, 2016, interest expense includes approximately $25 million and $50 million, respectively, of interest expense relating to the gold and silver streaming agreements with Silver Wheaton Corp. and Royal Gold, Inc. (2015: $15 million and $30 million, respectively).

For the three and six month periods ended June 30, 2016, net finance costs were $30 million and $13 million lower, respectively, than the same prior year periods, primarily due to lower interest expense as a result of debt reductions made over the past 18 months. This was

BARRICK SECOND QUARTER 2016	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

partially offset by the recognition of a $3 million and a $40 million loss in the second quarter of and the first half of 2016, respectively, on extinguishment arising from the debt repurchases of $105 million and $718 million, respectively, and an increase of $10 million and $20 million, respectively, in accretion relating to the streaming agreement with Royal Gold, Inc. which was entered into at the end of the third quarter 2015.

Additional Significant Statement of Income Items

	For the three months		For the six months
($ millions)	ended June 30		ended June 30
	2016	2015	2016	2015
Impairment charges	$ 4	$ 35	$ 5	$ 40
Loss on currency translation	$ 23	$ 33	$ 162	$ 31
Other expense/(income)	($ 11)	$ 32	$ 3	$ 14

Impairment Charges

For the three and six month periods ended June 30, 2016, impairment charges of $4 million and $5 million were incurred, respectively, compared to $35 million and $40 million, respectively, in the same prior year periods. Impairment charges in the second quarter of 2016 and the first half of 2016 primarily relate to miscellaneous assets. Impairment charges in the same prior year periods mainly relate to a write-down of power assets at our Pueblo Viejo mine.

Loss on currency translation

Loss on currency translation for the three and six month periods ended June 30, 2016, decreased $10 million and increased $131 million, respectively, compared to the same prior year periods. The decreased loss for the three month period is mainly due to normal currency fluctuations for the period. The increased loss for the six month period is primarily due to the release of $91 million of currency translation losses as a result of the disposal and reorganization of certain Australian entities during the first quarter 2016. This was combined with unrealized foreign currency translation losses primarily related to the devaluation of the Argentine Peso on VAT receivables.

Other Expense (Income)

Other income of $11 million for the three month period ended June 30, 2016 increased from the $32 million expense incurred in the same prior year period. The increase was primarily due to a gain of $11 million on the sale of long-lived assets in the second quarter of 2016, compared to expenses that were mainly due to

Perth office closure costs. For the six month period ended June 30, 2016, other expenses decreased by $11 million, compared to the same prior year period. In the prior year period, the expenses were mainly due to Perth office closure costs, partially offset by gains realized in the first quarter 2015 on the sale of assets including an exploration property in Papua New Guinea and equipment in Pascua-Lama. For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense

Income tax expense was $173 million in the second of quarter 2016. The underlying effective tax rate for ordinary income in the second quarter of 2016 was 49.5% after adjusting for the net impact of currency translation losses on deferred tax balances; the impact of impairment charges; the impact of asset sales and non-hedge derivatives; and the impact of non-deductible foreign exchange losses. The unadjusted tax rate for income in the second quarter of 2016 was 50% of the income before income taxes.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.

BARRICK SECOND QUARTER 2016	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at June 30, 2016	As at December 31, 2015
Total cash and equivalents	$ 2,441	$ 2,455
Current assets	2,431	3,013
Non-current assets	20,732	20,840
Total Assets	$ 25,604	$ 26,308
Current liabilities excluding short-term debt	$ 1,545	$ 1,644
Non-current liabilities excluding long-term debt	5,399	5,241
Debt (current and long-term)	9,000	9,968
Total Liabilities	$ 15,944	$ 16,853
Total shareholders’ equity	7,342	7,178
Non-controlling interests	2,318	2,277
Total Equity	$ 9,660	$ 9,455
Total common shares outstanding (millions of shares)[1]	1,165	1,165

Key Financial Ratios:
Current ratio[2]	2.83:1	2.77:1
Debt-to-equity[3]	0.93:1	1.05:1

  1    Total common shares outstanding do not include 2.5 million stock options.

  2    Represents current assets (excluding assets held-for-sale) divided by current liabilities (including short-term debt and excluding liabilities held-for-sale) as at June 30, 2016 and December 31, 2015.

  3    Represents debt divided by total shareholders’ equity (including minority interest) as at June 30, 2016 and December 31, 2015.

Balance Sheet Review

Total assets were $25.6 billion at June 30, 2016, approximately $0.7 billion lower than at December 31, 2015, primarily reflecting the sale of Bald Mountain and our 50% interest in Round Mountain, which were presented as held for sale and included in current assets at December 31, 2015. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable and other government transaction and joint venture related receivables, and cash and equivalents. Total liabilities at June 30, 2016, totaled $15.9 billion, approximately $0.9 billion lower than at December 31, 2015, primarily reflecting approximately $1.0 billion of debt repayments made during the first half of 2016.

Shareholders’ Equity

As at July 20, 2016	Number of shares
Common shares	1,165,331,319
Stock options	2,545,541

Financial Position and Liquidity

Total cash and cash equivalents as at June 30, 2016, was $2.4 billion1. Our capital structure comprises a mix of debt and shareholders’ equity. As at June 30, 2016, our total debt was $9.0 billion (debt net of cash and equivalents was $6.6 billion) and our debt-to-equity ratio was 0.93:1. This compares to total debt as at December 31, 2015 of $10.0 billion (debt net of cash and equivalents was $7.5 billion) and a debt-to-equity ratio of 1.05:1.

At the beginning of 2016, we set a debt reduction target of $2 billion. We have reduced debt by $968 million in the first half of 2016 in furtherance of this goal. We currently have less than $150 million3 in debt due before 2018, and approximately $5 billion of our outstanding debt matures after 2032.

In addition to this debt reduction goal, we have capital commitments of $39 million and expect to incur sustaining and project capital expenditures of approximately $750 to $900 million in the second half 2016 based on our guidance range on page 24. For the remainder of 2016 we have contractual obligations and commitments of $356 million in purchase obligations for supplies and consumables and $66 million in derivative liabilities which

BARRICK SECOND QUARTER 2016	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

will form part of operating costs. In addition, we have $244 million in interest payments and other amounts as detailed in the table on page 40. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further non-core asset sales or joint venture opportunities; issuance of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; and drawing the $4.0 billion available under our fully undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing).

Many factors, including but not limited to general market conditions and then prevailing metals prices, could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P currently rate our long-term debt Baa3 and BBB-, both of which are the lowest investment grade ratings. In January 2016, Moody’s placed Barrick’s long-term debt rating on review for downgrade. In March 2016, Moody’s affirmed the Company’s Baa3 rating and assigned a negative outlook. Further changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our credit facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in our fully undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.40:1 as at June 30, 2016 (0.44:1 as at December 31, 2015).

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended June 30		For the six months ended June 30
	2016	2015	2016	2015
Net cash provided by operating activities	$ 527	$ 525	$ 978	$ 841
Investing activities
Capital expenditures[1]	$ (253)	$ (499)	$ (523)	$ (1,013)
Divestitures	(22)	-	588	2
Other	3	1	4	45
Total investing inflows/(outflows)	$ (272)	$ (498)	$ 69	$ (966)
Financing activities
Net change in debt	$ (127)	$ (85)	$ (977)	$ (267)
Dividends	(21)	(58)	(43)	(116)
Other	11	1	(44)	(42)
Total financing inflows/(outflows)	$ (137)	$ (142)	$ (1,064)	$ (425)
Effect of exchange rate	-	(1)	3	(7)
Increase/(decrease) in cash and equivalents	$ 118	($ 116)	($ 14)	($ 557)

[1]	The amounts include capitalized interest of $nil and $nil for the three and six months ended June 30, 2016, respectively (2015: $13 million and $17 million, respectively).

In the second quarter of 2016, we generated $527 million in operating cash flow, in line with the same prior year period of $525 million, despite the reduction in operating cash flow following the divestment of some non-core assets. The benefit of higher market gold prices and lower operating costs, as a result of lower energy and fuel costs (despite being hedged on a significant portion of our fuel consumption) combined with the continued realization of lower labor, consumable and contractor costs and improved operating efficiencies resulting from our Best-in-Class initiatives, was largely offset by unfavorable working capital movements, primarily related to an increase in accounts receivable, as a result of the sale of equipment at Pascua-Lama, and in inventory balances, combined with the impact of higher income taxes paid compared to the same prior year period. The most significant driver of the change in operating cash flow is market gold and copper prices. The ability of our operations to deliver projected future cash flows within the parameters of a reduced production profile, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.

Cash outflows from investing activities in the second quarter of 2016 amounted to $272 million compared to $498 million of cash outflows in the same prior year period. The decrease in outflow of $226 million

BARRICK SECOND QUARTER 2016	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

compared to the second quarter of 2015 is primarily due to lower capital expenditures on a cash basis, which were $253 million compared to $499 million in the second quarter of 2015, as a result of a decrease in capitalized stripping costs from fewer waste tonnes mined combined with a reduction in sustaining capital expenditures. Divestitures were $22 million lower than the same prior year period due to working capital adjustments associated with the divestiture of our Bald Mountain mine and our 50% interest in the Round Mountain mine, which closed on January 11, 2016.

Net financing cash outflows for the second quarter of 2016 amounted to $137 million, compared to $142 million of cash outflows in the same prior year period. The net financing cash outflows for the second quarter of 2016 primarily consist of $127 million of net debt repayments and $21 million of dividend payments, compared to $85 million of net debt repayments and $58 million of dividend payments in the same prior year period.

OPERATING SEGMENTS PERFORMANCE

Review of Operating Segments Performance

Barrick’s business is organized into thirteen individual minesites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker (“CODM”), the President, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, Company and/or project level. Therefore, each individual minesite, Acacia and the Pascua-Lama project are operating segments for financial reporting purposes. Following the divestitures that were completed in 2015 and early 2016, we re-evaluated our reportable operating segments and no longer report on our interests in the following non-core properties: Porgera, Kalgoorlie, Zaldívar and Lumwana. Our updated presentation of our reportable operating segments will now be limited to six individual gold mines, Acacia and our Pascua-Lama project. The remaining operating segments, including the non-core properties referred to above and our remaining gold and copper mines, have been grouped into an “other” category and will not be reported on individually. The prior periods have been restated to reflect this change in presentation. Segment performance is evaluated based on a number of measures including segment income, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

In our year-end 2015 report, we disclosed guidance ranges for these properties and updates have been provided below.

At Porgera we continue to expect 2016 gold production to be in the range of 230 to 260 thousand ounces (Barrick’s 47.5% share). We now expect cash costs2 of $670 to $730 per ounce and all-in sustaining costs2 of $850 to $960 per ounce, compared to our previous ranges of cash costs of $700 to $750 per ounce and all-in sustaining costs of $990 to $1,080 per ounce. These changes are primarily related to cost reduction measures and deferral of sustaining and stripping capital costs.

At Kalgoorlie we continue to expect 2016 production to be in the range of 350 to 365 thousand ounces (Barrick’s share), at cash costs2 of $610 to $630 per ounce and all-in sustaining costs2 of $670 to $700 per ounce.

At Zaldívar we continue to expect 2016 copper production to be in the range of 100 to 120 million pounds (Barrick’s 50% share), at C1 cash costs2 of $1.70 to $1.90 per pound and all-in sustaining costs2 of $2.20 to $2.40 per pound.

At Lumwana we continue to expect 2016 copper production to be in the range of 270 to 290 million pounds, at C1 cash costs2 of $1.20 to $1.50 per pound and all-in sustaining costs2 of $1.80 to $2.10 per pound. The changes to the royalty noted on page 23 are reflected on these figures.

BARRICK SECOND QUARTER 2016	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cortez, Nevada USA
Summary of Operating and Financial Data	For the three months ended June 30			For the six months ended June 30
	2016	2015	% Change	2016	2015	% Change
Total tonnes mined (000s)	34,459	38,610	(11%)	64,730	78,258	(17%)
Ore tonnes processed (000s)	5,058	4,026	26%	12,363	9,183	35%
Average grade (grams/tonne)	2.06	1.73	19%	1.80	1.33	35%
Gold produced (000s/oz)	248	193	28%	495	326	52%
Gold sold (000s/oz)	242	201	20%	520	356	46%
Segment revenue ($ millions)	$ 302	$ 241	25%	$ 629	$ 432	46%
Cost of sales ($ millions)	239	195	23%	491	391	26%
Segment income ($ millions)	62	43	44%	135	34	297%
Segment EBITDA ($ millions)[1]	190	117	62%	402	178	126%
Capital expenditures ($ millions)[2]	33	57	(42%)	53	90	(41%)
Minesite sustaining	21	39	(46%)	36	60	(40%)
Project	12	18	(33%)	17	30	(43%)
Cash costs (per oz)[1]	457	599	(24%)	430	693	(38%)
All-in sustaining costs (per oz)[1]	558	811	(31%)	511	877	(42%)
All-in costs (per oz)[1]	$ 603	$ 898	(33%)	$ 543	$ 961	(43%)

[1]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 42 to 49 of this MD&A.

[2] Amounts presented exclude capitalized interest.

Financial Results

Cortez’s segment income for the three and six month periods ended June 30, 2016, were 44% and 297% higher, respectively, than the same prior year periods, primarily due to an increase in sales volume and higher gold prices, partially offset by higher depreciation due to an increase in ounces mined at the Cortez Hills pit, which have a higher depreciation charge per ounce than other areas at Cortez.

Gold production for the three and six month periods ended June 30, 2016, were 28% and 52% higher, respectively, compared to the same prior year periods, due primarily to higher grades mined in the Cortez Hills open pit for both mill feed and leach placement combined with more underground ore processed at the Goldstrike roaster than in the prior year.

Cost of sales for the three and six month periods ended June 30, 2016, were 23% and 26% higher, respectively, than the same prior year periods, primarily due to higher sales volumes and the impact of higher depreciation from an increase in ounces mined at the Cortez Hills open pit. The increases in cost of sales were partially offset by lower open pit consumable costs ($14/oz impact and $17/oz impact, respectively), including lower fuel prices in 2016, combined with lower inventory write-downs compared to the same prior year periods. Further offsetting higher depreciation for the three and six months ended June 30, 2016, royalty payments were lower compared to the same prior year periods, as more ore was produced from the Cortez Hills pit, which has lower associated royalties. For the three and six month periods ended June 30, 2016, all-in sustaining costs2 decreased by $253 and $366 per ounce over the same prior year periods, primarily due to the impact of higher sales volume combined with lower operating costs and lower sustaining capital spend.

Capital expenditures for the three and six month periods ended June 30, 2016, decreased by 42% and 41%, respectively, compared to the same prior year periods. Lower sustaining capital is attributed to efforts to reduce costs and optimize capital allocation in 2016, as well as the completion of leach and tailings expansions in 2015. This was combined with higher capitalized stripping at the Cortez Hills pit in the prior year periods compared to the current year periods. Project capital expenditures are lower due to lower pre-stripping costs at the Crossroads pit.

We now expect 2016 gold production to be in the range of 980 to 1,050 thousand ounces at cash costs2 of $430 to $450 per ounce and all-in sustaining costs2 of $520 to $550 per ounce, compared to our previous ranges of 900 to 1,000 thousand ounces at cash costs of $430 to $470 per ounce and all-in sustaining costs of $580 to $640 per ounce, respectively. These changes are primarily related to improved grades and operating efficiencies resulting in additional ore tonnes.

BARRICK SECOND QUARTER 2016	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Goldstrike, Nevada USA
Summary of Operating and Financial Data	For the three months ended June 30			For the six months ended June 30
	2016	2015	% Change	2016	2015	% Change
Total tonnes mined (000s)[1]	18,218	16,985	7%	34,927	37,863	(8%)
Ore tonnes processed (000s)	1,709	1,417	21%	3,481	2,931	19%
Average grade (grams/tonne)	5.80	5.53	5%	5.65	5.36	5%
Gold produced (000s/oz)	263	206	28%	512	413	24%
Gold sold (000s/oz)	254	164	55%	501	363	38%
Segment revenue ($ millions)	$ 322	$ 193	67%	$ 611	$ 430	42%
Cost of sales ($ millions)	219	113	94%	431	262	65%
Segment income ($ millions)	100	72	39%	175	158	11%
Segment EBITDA ($ millions)[3]	160	100	60%	294	218	35%
Capital expenditures ($ millions)[2]	45	42	7%	84	130	(35%)
Minesite sustaining	25	24	4%	45	80	(44%)
Project[2]	20	18	11%	39	50	(22%)
Cash costs (per oz)[3]	624	522	20%	623	556	12%
All-in sustaining costs (per oz)[3]	737	732	1%	722	811	(11%)
All-in costs (per oz)[3]	$ 814	$ 760	7%	$ 799	$ 903	(12%)

[1] Includes tonnes mined relating to Arturo.
[2] Includes our share of capital expenditures related to Arturo.
[3]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 42 to 49 of this MD&A.

Financial Results

Segment income for the three and six month periods ended June 30, 2016, were 39% and 11% higher, respectively, than the same prior year periods. The increases were primarily due to an increase in sales volume and higher gold prices, partially offset by increased processing and depreciation expense associated with the operating of the thiosulfate circuit.

Gold production for the three and six month periods ended June 30, 2016, were 28% and 24% higher, respectively, compared to the same prior year periods. The increases were a result of higher autoclave production and higher grade ore mined from the North Betze layback.

Cost of sales for the three and six month periods ended June 30, 2016, were 94% and 65% higher, respectively, than the same prior year periods, primarily due to an increase in sales volumes, higher operating costs and depreciation expense from the operation of the autoclave due to the thiosulfate circuit, which was commissioned in the third quarter 2015 and operates at a higher cost than the roaster. This is slightly offset by a decrease in open pit tire costs and underground contractor costs due to Best-in-Class initiatives aimed at better utilizing equipment, improving road maintenance and lowering contractor costs. For the three and six month periods ended June 30, 2016, all-in sustaining costs2 increased by $5 and decreased by $89 per ounce, respectively, compared to the same prior year periods. The increase for the three month period was due to the impact of higher operating costs, partly offset by the increase in sales volume. For the six month period, the decrease was primarily due to a reduction in sustaining capital expenditures and the increase in sales volume, partially offset by the impact of the higher operating costs.

Capital expenditures for the three and six month periods ended June 30, 2016, increased by 7% and decreased by 35%, respectively, compared to the same prior year periods. The increase for the three month period was primarily due to greater project expenditures from initial pre-stripping at Arturo, which started in late March 2015 and is expected to end in the third quarter 2016. The decrease for the six month period was due to higher sustaining capital spend in the same prior year period, primarily on process equipment replacements and phase 2 construction of the tailings storage facility which was completed in the fourth quarter 2015. Lower sustaining capital in the current year is also attributed to efforts to reduce costs and optimize capital allocation. The decrease in project capital is due to reduced spending associated with the autoclave thiosulfate circuit, which entered commercial production in the third quarter 2015. This is partially offset by capital stripping at Arturo.

We continue to expect 2016 gold production to be in the range of 975 to 1,075 thousand ounces at cash costs2 of $560 to $610 per ounce and all-in sustaining costs2 of $780 to $850 per ounce.

BARRICK SECOND QUARTER 2016	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pueblo Viejo (60% basis), Dominican Republic
Summary of Operating and Financial Data	For the three months ended June 30			For the six months ended June 30
	2016	2015	% Change	2016	2015	% Change
Total tonnes mined (000s)	5,814	5,781	1%	12,133	10,325	18%
Ore tonnes processed (000s)	1,049	1,042	1%	2,195	2,158	2%
Average grade (grams/tonne)	4.94	4.54	9%	5.15	4.41	17%
Gold produced (000s/oz)	150	131	15%	322	266	21%
Gold sold (000s/oz)	144	151	(5%)	312	285	9%
Segment revenue ($ millions)	$ 329	$ 315	4%	$ 680	$ 681	-
Cost of sales (100%) ($ millions)	173	224	(23%)	340	455	(25%)
Segment income ($ millions)	156	91	71%	339	228	49%
Segment EBITDA (100%) ($ millions)[1]	193	161	20%	419	367	14%
Capital expenditures ($ millions)	15	17	(12%)	28	37	(24%)
Minesite sustaining	15	17	(12%)	28	37	(24%)
Project	-	-	-	-	-	-
Cash costs (per oz)[1]	515	553	(7%)	459	526	(13%)
All-in sustaining costs (per oz)[1]	634	682	(7%)	559	673	(17%)
All-in costs (per oz)[1]	$ 634	$ 682	(7%)	$ 559	$ 673	(17%)

[1]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 42 to 49 of this MD&A.

Financial Results

Pueblo Viejo’s segment income for the three and six month periods ended June 30, 2016, were 71% and 49% higher, respectively, than the same prior year periods. The increase for the three month period was primarily due to higher gold prices combined with a decrease in cost of sales and lower sales volumes. The increase for the six month period was primarily due to an increase in gold sales volume combined with a decrease in cost of sales and higher gold prices.

Gold production for the three and six month periods ended June 30, 2016, were 15% and 21% higher, respectively, than the same prior year periods. The increases were primarily due to higher ore grades and recoveries compared to the prior year periods due to a lower amount of carbonaceous ore processed in 2016. This was combined with higher throughput in the current periods due to fewer autoclave shutdowns and unplanned maintenance incidents.

Cost of sales for the three and six month periods ended June 30, 2016, were 23% and 25% lower, respectively, than the same prior year periods, primarily due to lower processing costs as a result of lower maintenance and contractor costs, as there were more autoclave shutdowns in the first half 2015 compared with the current periods. This was combined with lower energy and diesel costs as a result of lower prices, compared to the same prior year periods, and lower depreciation as a result of the impairment recorded in the fourth quarter 2015; offset by higher equipment rental costs and increased limestone consumption. For the three and six month periods ended June 30, 2016, all-in sustaining costs2 decreased by $48 and $114 per ounce, respectively, compared to the same prior year periods due to lower operating costs combined with a reduction in minesite sustaining capital expenditures. The decrease for the six month period also reflected the impact of higher sales volume on unit production costs.

Capital expenditures for the three and six month periods ended June 30, 2016, decreased by 12% and 24%, respectively, compared to the same prior year periods. The decreases were primarily due to the deferral and cancellation of non-critical minesite sustaining capital expenditures and a decrease in capitalized stripping costs due to the large stripping activity required in order to start Moore Phase 2 that was occurring in the same prior year periods.

In 2016, we continue to expect our share of gold production to be in the range of 600 to 650 thousand ounces at cash costs2 of $420 to $450 per ounce and all-in sustaining costs2 of $550 to $590 per ounce.

BARRICK SECOND QUARTER 2016	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

Lagunas Norte, Peru
Summary of Operating and Financial Data	For the three months ended June 30			For the six months ended June 30
	2016	2015	% Change	2016	2015	% Change
Total tonnes mined (000s)	10,365	12,315	(16%)	20,367	24,977	(18%)
Ore tonnes processed (000s)	4,111	5,356	(23%)	8,526	11,005	(23%)
Average grade (grams/tonne)	1.23	1.04	18%	1.07	1.11	(4%)
Gold produced (000s/oz)	124	155	(20%)	224	333	(33%)
Gold sold (000s/oz)	116	160	(28%)	217	327	(34%)
Segment revenue ($ millions)	$ 151	$ 195	(23%)	$ 275	$ 400	(31%)
Cost of sales ($ millions)	77	103	(25%)	145	202	(28%)
Segment income ($ millions)	69	90	(23%)	124	194	(36%)
Segment EBITDA ($ millions)[1]	96	136	(29%)	179	281	(36%)
Capital expenditures ($ millions)	19	18	6%	38	31	23%
Minesite sustaining	19	18	6%	38	31	23%
Project	-	-	-	-	-	-
Cash costs (per oz)[1]	398	325	22%	372	321	16%
All-in sustaining costs (per oz)[1]	585	509	15%	571	483	18%
All-in costs (per oz)[1]	$ 585	$ 509	15%	$ 571	$ 483	18%

[1]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 42 to 49 of this MD&A.

Financial Results

Lagunas Norte’s segment income for the three and six month periods ended June 30, 2016, were 23% and 36% lower, respectively, than the same prior year periods, primarily due to lower sales volumes, partially offset by higher gold prices, combined with lower operating costs mostly driven by lower tonnage mined, lower fuel prices and lower depreciation expense.

Gold production for the three and six month periods ended June 30, 2016, were 20% and 33% lower, respectively, than the same prior year periods, primarily due to fewer ounces placed on the leach pad as a result of lower tonnage placed on the pad due to lower equipment utilization, combined with processing a higher percentage of older stock material, in line with expectations as the mine matures.

Cost of sales for the three and six month periods ended June 30, 2016, were 25% and 28% lower, respectively, than the same prior year periods, mainly due to lower sales volumes, a decrease in depreciation expense, and lower direct mining costs resulting from lower tonnage mined and processed, lower fuel prices and realized cost savings from Best-in-Class initiatives such as the initiatives to improve efficiencies in the carbon in column circuit, implementation of short interval control, improvements in planned maintenance and renegotiation of certain service contracts. For the three and six month periods ended June 30, 2016, all-in sustaining costs2 increased by $76 and $88 per ounce, respectively, over the same prior year periods, primarily due to the impact of decreased sales volume on unit costs, partially offset by lower operating costs. The six month period was also impacted by higher capital expenditures, mostly driven by higher capitalized stripping costs.

Capital expenditures for the three month period ended June 30, 2016, was in line with the same prior year period. Capital expenditures for the six month period ended June 30, 2016, increased by $7 million compared to the same prior year period primarily due to an increase in capitalized stripping costs related to advanced development in certain pit phases.

We continue to expect 2016 gold production to be in the range of 410 to 450 thousand ounces. We now expect cash costs2 of $410 to $450 per ounce and all-in sustaining costs2 of $580 to $630 per ounce, compared to our previous ranges of cash costs of $380 to $420 per ounce and all-in sustaining costs of $570 to $640 per ounce. These changes are primarily related to higher labor costs, specifically as a result of a new collective bargaining agreement and increased worker participation payments.

BARRICK SECOND QUARTER 2016	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Veladero, Argentina
Summary of Operating and Financial Data	For the three months ended June 30			For the six months ended June 30
	2016	2015	% Change	2016	2015	% Change
Total tonnes mined (000s)	14,001	23,130	(39%)	36,315	42,249	(14%)
Ore tonnes processed (000s)	5,545	7,628	(27%)	12,816	14,808	(13%)
Average grade (grams/tonne)	0.80	0.80	-	0.78	0.79	(1%)
Gold produced (000s/oz)	119	151	(21%)	251	300	(16%)
Gold sold (000s/oz)	119	153	(22%)	243	321	(24%)
Segment revenue ($ millions)	$ 159	$ 178	(11%)	$ 311	$ 379	(18%)
Cost of sales ($ millions)	100	110	(9%)	205	238	(14%)
Segment income ($ millions)	60	67	(10%)	107	140	(24%)
Segment EBITDA ($ millions)[1]	87	93	(6%)	159	192	(17%)
Capital expenditures ($ millions)	22	68	(68%)	41	136	(70%)
Minesite sustaining	22	68	(68%)	41	136	(70%)
Project	-	-	-	-	-	-
Cash costs (per oz)[1]	551	510	8%	531	542	(2%)
All-in sustaining costs (per oz)[1]	744	961	(23%)	709	978	(28%)
All-in costs (per oz)[1]	$ 744	$ 961	(23%)	$ 709	$ 978	(28%)

[1]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 42 to 49 of this MD&A.

Financial Results

Veladero’s segment income for the three and six month periods ended June 30, 2016, were 10% and 24% lower, respectively, than the same prior year periods, primarily due to a decrease in sales volume; for the six month period, this was combined with foreign exchange losses mainly related to VAT. This was partially offset by lower operating costs and higher gold prices.

Gold production for the three and six month periods ended June 30, 2016, were 21% and 16% lower, respectively, than the same prior year period, mainly reflecting lower tonnes placed on the leach pad and unexpected severe winter weather conditions in the second quarter of 2016.

Cost of sales for the three and six month periods ended June 30, 2016, were 9% and 14% lower, respectively, than the same prior year periods, primarily due to lower operating costs as a result of lower tonnes mined and processed due to weather conditions combined with savings initiatives and the impact of local currency devaluation on labor costs. This was partially offset by lower capitalized stripping costs. For the three and six month periods ended June 30, 2016, all-in sustaining costs2 decreased by $217 and $269 per ounce, respectively, over the same prior year periods, primarily due to a decrease in minesite sustaining capital expenditures combined with lower operating costs, partly offset by the impact of lower sales volume on unit production costs.

Capital expenditures for the three and six month periods ended June 30, 2016, decreased by 68% and 70%, respectively, compared to the same prior year periods. The decreases were primarily due to a decrease in minesite sustaining expenditures mainly related to the construction of the phase 4B leach pad combined with a decrease in capitalized stripping costs.

On October 9, 2015, the San Juan mining authority initiated an administrative sanction process against Minera Argentina Gold SRL (“MAGSRL”) (formerly Minera Argentina Gold S.A. or MAGSA), Barrick’s Argentine subsidiary that operates the Veladero mine, for alleged violations of the mining code relating to a valve failure and release of cyanide-bearing process solution in September 2015. On March 11, 2016, the San Juan Provincial mining authority announced its intention to impose an administrative fine against MAGSRL in connection with the solution release. MAGSRL was formally notified of this decision on March 15, 2016. On April 6, 2016, MAGSRL sought reconsideration of certain aspects of the decision but did not challenge the amount of the administrative fine. On April 14, 2016, in accordance with local requirements, MAGSRL paid the administrative fine of approximately $10 million (at the then-applicable Argentine peso/$ exchange rate) while the request for reconsideration is pending. MAGSRL is implementing a remedial action plan at Veladero in response to the incident as required by the San Juan mining authority. Certain construction related activities are still pending to be completed. Refer to

BARRICK SECOND QUARTER 2016	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

note 16 to the Financial Statements for more information regarding this matter.

We now expect 2016 gold production to be in the range of 580 to 640 thousand ounces, compared to our previous guidance range of 630 to 690 thousand ounces. We continue to expect cash costs2 of $520 to $570 per ounce and all-in sustaining costs2 of $790 to $860 per ounce. These changes reflect the impact of unexpected severe weather conditions experienced during the second quarter of 2016.

Production at Veladero may be further impacted in the event that snowmelt causes water levels in the leach solution storage area to exceed trigger limits prescribed in the 2014 update to the mine’s environmental permit, in which case the mine would be required to cease adding cyanide to the leach pad until water levels are reduced, among other restrictions.

Turquoise Ridge (75% basis), Nevada USA
Summary of Operating and Financial Data	For the three months ended June 30			For the six months ended June 30
	2016	2015	% Change	2016	2015	% Change
Total tonnes mined (000s)	158	90	76%	287	183	57%
Ore tonnes processed (000s)	148	94	57%	249	178	40%
Average grade (grams/tonne)	18.11	18.91	(4%)	17.60	19.23	(8%)
Gold produced (000s/oz)	79	52	52%	129	101	28%
Gold sold (000s/oz)	60	53	13%	108	99	9%
Segment revenue ($ millions)	$ 75	$ 64	17%	$ 131	$ 119	10%
Cost of sales ($ millions)	34	37	(8%)	69	68	1%
Segment income ($ millions)	41	26	58%	61	50	22%
Segment EBITDA ($ millions)[1]	46	32	44%	72	61	18%
Capital expenditures ($ millions)	8	10	(20%)	14	16	(13%)
Minesite sustaining	8	10	(20%)	14	16	(13%)
Project	-	-	-	-	-	-
Cash costs (per oz)[1]	486	575	(15%)	536	576	(7%)
All-in sustaining costs (per oz)[1]	621	780	(20%)	668	747	(11%)
All-in costs (per oz)[1]	$ 621	$ 780	(20%)	$ 668	$ 747	(11%)

[1]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 42 to 49 of this MD&A.

Financial Results

Turquoise Ridge’s segment income for the three and six month periods ended June 30, 2016, were 58% and 22% higher, respectively, than the same prior year periods. The increases were primarily due to an increase in sales volume combined with higher gold prices. The increased sales volume was due to increased mining productivity, while mining costs remained constant.

Gold production for the three and six month periods ended June 30, 2016, were 52% and 28% higher, respectively, than the same prior year periods, primarily due to an increase in tonnes mined and processed resulting from increased labor to support production growth combined with improved equipment availability. In the first quarter 2015, the mine transitioned to fully mechanized topcuts, which resulted in increased productivity and the processing of more ore tonnes in subsequent quarters, including the six month period ended June 30, 2016. The aim of the productivity improvements is to have a more consistent ore flow from the mine from month to month.

Cost of sales for the three and six month periods ended June 30, 2016, were 8% lower and 1% higher, respectively, than the same prior year periods primarily due to a reduction in capitalized underground development costs, offset partially for the three month period and more than offset for the six month period by increased productivity resulting in mining cost per tonne decreasing by 25% and 16%, respectively. The increased productivity and unit cost reductions are due to the investment in equipment and facilities made in 2015 as well as a focus on equipment utilization, equipment maintenance and consumables consumption as part of our Best-in-Class program. For the three and six month periods ended June 30, 2016, all-in sustaining costs2 decreased by $159 and $79 per ounce, compared to the same prior year periods, primarily reflecting the impact of higher sales

BARRICK SECOND QUARTER 2016	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

volume on unit production costs combined with lower minesite sustaining capital expenditures.

Capital expenditures for the three and six month periods ended June 30, 2016, decreased by 20% and 13%, respectively, compared to the same prior year periods, due to lower minesite sustaining capital. The lower spend is related to additional sustaining capital in the prior year periods that was necessary to upgrade the fleets in order to realize higher equipment utilization, as well as the timing of sustaining capital expenditures in the current year periods.

We now expect attributable 2016 gold production to be in the range of 240 to 260 thousand ounces at cash costs2 of $480 to $520 per ounce and all-in sustaining costs2 of $640 to $700 per ounce, compared to our previous ranges of 200 to 220 thousand ounces at cash costs of $560 to $620 per ounce and all-in sustaining costs of $770 to $850 per ounce. These changes are primarily related to cost efficiencies and higher ounces sold as a result of mine re-sequencing to mine more ore tonnes and less waste tonnes.

Acacia Mining plc (100% basis), Africa
Summary of Operating and Financial Data	For the three months ended June 30			For the six months ended June 30
	2016	2015	% Change	2016	2015	% Change
Total tonnes mined (000s)	9,939	10,322	(4%)	19,346	20,475	(6%)
Ore tonnes processed (000s)	2,412	2,484	(3%)	4,900	4,559	7%
Average grade (grams/tonne)	3.20	2.60	23%	3.00	2.80	7%
Gold produced (000s/oz)	222	186	19%	412	367	12%
Gold sold (000s/oz)	217	184	18%	401	355	13%
Segment revenue ($ millions)	281	230	22%	500	443	13%
Cost of sales ($ millions)	$ 180	$ 187	(4%)	$ 349	$ 361	(3%)
Segment income ($ millions)	$ 91	$ 36	153%	$131	$ 69	90%
Segment EBITDA ($ millions)[1]	$ 134	$ 70	91%	$ 210	$ 136	54%
Capital expenditures ($ millions)	$ 48	$ 42	14%	$ 82	$ 83	(1%)
Minesite sustaining	$ 47	$ 44	7%	$ 81	$ 84	(4%)
Project	$ 1	($ 2)	150%	$ 1	($ 1)	200%
Cash costs (per oz)[1]	$ 595	$ 777	(23%)	$ 640	$ 780	(18%)
All-in sustaining costs (per oz)[1]	$ 926	$ 1,149	(19%)	$ 941	$ 1,133	(17%)
All-in costs (per oz)[1]	$ 929	$ 1,140	(19%)	$ 943	$ 1,130	(17%)

[1]	These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 42 to 49 of this MD&A.

Financial Results

Acacia’s segment income for the three and six month periods ended June 30, 2016, were 153% and 90% higher, respectively, than the same prior year period primarily due to an increase in sales volume combined with a higher gold prices and a decrease in cost of sales.

Gold production for the three and six month periods ended June 30, 2016, was 19% and 12% higher, respectively, than the same prior year periods primarily due to an increase in production at North Mara and Bulyanhulu, partially offset by decreased production at Buzwagi. The increased production at North Mara was a result of higher grade ore from the underground Gokona in the second quarter of 2016 combined with processing higher grade open pit material and higher recovery rates. Production at Bulyanhulu for the three and six month periods, increased compared to the same prior year periods, primarily due to higher grades and increased production from the carbon in leach plant due to a significant increase in throughput as a result of increased underground tonnes mined and improved plant availability. Production at Buzwagi decreased 10% and 13%, respectively, for the three and six months ended June 30, 2016 compared to the prior year periods, primarily due to a reduction in grade as the mine focused its efforts on waste stripping in the first quarter 2016 and the mining of boulders which resulted in lower productivities in the second quarter of 2016.

Cost of sales for the three and six month periods ended June 30, 2016, was 4% and 3% lower, respectively, than the same prior year period, primarily due to lower labor costs as a result of headcount reductions and lower energy and fuel costs due to lower diesel prices. For the three and six month periods ended June 30, 2016, all-in sustaining costs2

BARRICK SECOND QUARTER 2016	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

decreased by $223 and $192 per ounce over the same prior year periods, primarily reflecting lower cost of sales and the impact of higher sales volume on unit production costs and sustaining capital that was slightly higher in the three month period and slightly lower in the six month period.

Capital expenditures for the three and six month periods ended June 30, 2016, increased by 14% and decreased by 1%, respectively, compared to the same prior year periods.

The increase for the three month period was primarily due to an increase in capitalized stripping costs at North Mara.

We continue to expect Acacia’s 2016 gold production to be in the range of 480 to 500 thousand ounces (Barrick’s share), at cash costs2 in the range of $670 to $700 per ounce, and all-in sustaining costs2 are expected to be $950 to $980 per ounce.

Pascua-Lama, Argentina/Chile

Construction of the Pascua-Lama project has been temporarily suspended in Chile and Argentina, except for those activities required for environmental and regulatory compliance. A decision to re-start development of the project will depend on improved economics and more certainty regarding legal and permitting matters. We are currently assessing options to optimize and redesign the project.

U.S. Shareholder Class Action

On May 31, 2016, the Company confirmed that it had reached a $140 million settlement in a class action lawsuit related to the Pascua-Lama project pending before the United States District Court, Southern District of New York. The settlement agreement remains subject to court approval. A preliminary class settlement was entered by the judge on June 15, 2016. The amount of the settlement is insured. The Company continues to believe that the allegations by the lead plaintiffs in this matter are unfounded, and under the terms of the settlement agreement, the Company has not accepted any allegations of wrongdoing or liability. Refer to note 16 to the Financial Statements for more information regarding this matter.

SMA Regulatory Sanctions - Consolidated Administrative Proceeding

On April 4, 2016, Chile’s environmental regulator (known as the SMA) issued two reports assessing water quality data previously provided by Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project. The SMA rejected CMN’s challenge to certain aspects of these reports on April 25, 2016. The SMA will consider these reports when issuing a new administrative decision in this matter, as required by the March 3, 2014 decision of the Environmental Court.

On June 8, 2016, the SMA consolidated two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the 2013 Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the project’s environmental approval notified by the SMA in April 2015. A final resolution from the SMA with respect to these matters is pending. Refer to note 16 to the Financial Statements for more information regarding this matter.

Constitutional Protection Action

A hearing was held in this matter on May 23, 2016, and a final decision is pending. Refer to note 16 to the Financial Statements for more information regarding this matter.

Water Treatment Plant

The water treatment plant on the Chilean side of the Pascua-Lama project was damaged during the second quarter of 2016 as a result of heavy snowfall. The damage to the facility, combined with heavy snow and the resulting runoff, may result in a discharge of untreated contact water if the water treatment plant cannot be timely repaired. CMN is working to repair the facility and has prepared a contingency plan to be implemented in the event of a discharge. CMN is discussing this matter with the Chilean regulatory authorities, which have received a copy of CMN’s contingency plan.

BARRICK SECOND QUARTER 2016	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 16 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

		Payments due As at June 30, 2016

($ millions)	2016[1]	2017	2018	2019	2020	2021 and thereafter	Total
Debt[2]
Repayment of principal	$ 79	$ 116	$ 389	$ 395	$ 337	$ 7,621	$ 8,937
Capital leases	20	37	30	16	9	19	131
Interest	244	487	483	448	429	5,822	7,913
Provisions for environmental rehabilitation[3]	71	55	54	96	102	1,841	2,219
Operating leases	10	19	18	11	7	15	80
Restricted share units	38	72	9	-	-	-	119
Pension benefits and other post-retirement benefits	11	20	20	20	20	371	462
Derivative liabilities[4]	66	60	29	2	-	-	157
Purchase obligations for supplies and consumables[5]	356	203	109	70	70	89	897
Capital commitments[6]	39	5	5	4	4	4	61
Social development costs[7]	19	3	3	2	2	172	201
Total	$ 953	$ 1,077	$ 1,149	$ 1,064	$ 980	$ 15,954	$ 21,177

[1]	Represents the obligations and commitments for the remainder of the year.
[2]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though our attributable share is 60 percent of this total, consistent with our ownership interest in the mine. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at June 30, 2016. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[3]	Provisions for Environmental Rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
[4]

Derivative Liabilities - Amounts presented in the table relate to derivative contracts disclosed in note 24 to the 2015 Annual Report. Payments related to derivative contracts may be subject to change given variable market conditions.

[5]	Purchase Obligations for Supplies and Consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[6]	Capital Commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
[7]	Social Development Costs - Includes Pascua-Lama’s commitment related to the potential funding of a power transmission line in Argentina of $107 million, which is not expected to be paid prior to 2021.

BARRICK SECOND QUARTER 2016	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Information1

	2016			2015			2014
($ millions, except where indicated)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$2,012	$1,930	$ 2,238	$ 2,315	$ 2,231	$ 2,245	$ 2,510	$ 2,624
Realized price per ounce - gold[3]	1,259	1,181	1,105	1,125	1,190	1,219	1,204	1,285
Realized price per pound - copper[3]	2.14	2.18	2.16	2.18	2.66	2.55	2.91	3.09
Cost of sales	1,336	1,324	1,768	1,742	1,689	1,708	1,799	1,681
Net earnings (loss)	138	(83)	(2,622)	(264)	(9)	57	(2,851)	125
Per share (dollars)[2]	0.12	(0.07)	(2.25)	(0.23)	(0.01)	0.05	(2.45)	0.11
Adjusted net earnings[3]	158	127	91	131	60	62	174	222
Per share (dollars)[2,3]	0.14	0.11	0.08	0.11	0.05	0.05	0.15	0.19
Operating cash flow[4]	527	451	698	1,255	525	316	371	852
Free cash flow[3,4]	$ 274	$181	$ 387	$ 866	$ 26	($ 198)	($ 176)	$ 199

  [1]   Sum of all the quarters may not add up to the annual total due to rounding.

  [2]   Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

  [3]   Realized price, adjusted net earnings, adjusted net earnings per share and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 42 to 49 of this MD&A.

  [4]   Q3 2015 includes $610 million of proceeds from the gold and silver streaming transaction with Royal Gold, Inc.

Our recent financial results reflect our emphasis on cost control and maximizing free cash flow. While gold prices have fluctuated around $1,200 per ounce, we have been able to reduce all-in sustaining costs2 and record positive free cash flow in five consecutive quarters. In the fourth quarter 2015, we recorded asset and goodwill impairments of $2.6 billion (net of tax effects and non-controlling interests), primarily related to our Pueblo Viejo and Goldstrike mines and Pascua-Lama project. In the third quarter 2015, we recorded a goodwill impairment charge of $476 million relating to our Zaldívar mine upon reclassification of the mine’s net assets as held-for-sale, as the agreed selling price was lower than previously recognized carrying values. In the fourth quarter 2014, we recorded asset and goodwill impairments of $2.8 billion (net of tax effects and non-controlling interests), primarily at Lumwana, Zaldívar and Cerro Casale.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2015 annual MD&A.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures, including those related to our management structure refinements, and may make modifications from time to time as considered necessary.

BARRICK SECOND QUARTER 2016	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require Management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the financial statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying financial statements.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Acquisition/disposition gains/losses;
•	Foreign currency translation gains/losses;
•	Significant tax adjustments;
•	Unrealized gains/losses on non-hedge derivative instruments; and
•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

Starting with this MD&A, we have amended the reconciliation from net earnings to adjusted net earnings to present the adjusting items on a pre-tax and fully consolidated basis and including the tax effect and non-controlling interest as a separate line. We believe that this change will assist analysts, investors and other

BARRICK SECOND QUARTER 2016	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

stakeholders of Barrick to better understand how we calculate this non-GAAP performance measure and simplify how it reconciles to our financial statements. This change to the presentation of our reconciliation does not result in any change to the final calculation of adjusted net earnings.

Reconciliation of Net Earnings to Adjusted Net Earnings and Adjusted Net Earnings per Share1

($ millions, except per share amounts in dollars)	For the three months ended June 30		For the six months ended June 30
	2016	2015	2016	2015
Net earnings (loss) attributable to equity holders of the Company	$ 138	($ 9)	$ 55	$ 48
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments	4	35	5	40
Acquisition/disposition (gains)/losses	(11)	(2)	(2)	(26)
Foreign currency translation losses	23	33	162	31
Significant tax adjustments[3]	3	26	54	32
Other expense adjustments[4]	6	2	74	28
Unrealized gains on non-hedge derivative instruments	(5)	3	(11)	4
Tax effect and non-controlling interest	-	(28)	(52)	(35)
Adjusted net earnings	$ 158	$ 60	$ 285	$ 122
Net earnings (loss) per share[2]	0.12	(0.01)	0.05	0.04
Adjusted net earnings per share[2]	0.14	0.05	0.24	0.10

  [1]    Amounts presented in this table are pre-tax and non-controlling interest.

  [2]    Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

  [3]    Significant tax adjustments for the current year primarily relate to a tax provision booked by Acacia in Q1 2016.

  [4]    Other expense adjustments for the current year relate to losses on debt extinguishment and the impact of the decrease in the discount rate used to calculate the provision for environmental remediation at our closed mines.

Free Cash Flow

Free cash flow is a measure that excludes capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended June 30		For the six months ended June 30
	2016	2015	2016	2015
Net cash provided by operating activities	$ 527	$ 525	$ 978	$ 841
Capital expenditures	(253)	(499)	(523)	(1,013)
Free cash flow	$ 274	$ 26	$ 455	($ 172)

BARRICK SECOND QUARTER 2016	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Beginning with our 2012 Annual Report, we adopted a non-GAAP “all-in sustaining costs per ounce” measure based on the expectation that the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick) was developing a similar metric. The WGC is not a regulatory organization. In June 2013, the WGC published its definition of “adjusted operating costs”, “all-in sustaining costs” and also a definition of “all-in costs”, and in the second quarter of 2013, Barrick voluntarily adopted the WGC definition of these metrics. The “all-in sustaining costs” measure is similar to our presentation in reports prior to the second quarter of 2013, with the exception of the classification of sustaining capital. In our previous calculation, certain capital expenditures were presented as mine expansion projects, whereas they meet the definition of sustaining capital expenditures under the WGC definition, and therefore these expenditures have been reclassified as sustaining capital expenditures. Starting in the fourth quarter 2014, the non-GAAP “adjusted operating costs” was renamed “cash costs”. The manner in which this measure is calculated was not changed.

Our “all-in costs” measure starts with “all-in sustaining costs” and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and at existing operations related to projects that significantly increase the net present value of the mine and are not related to current production) and other non-sustaining costs (primarily exploration and evaluation (“E&E”) costs, community relations costs and general and administrative costs that are not associated with current operations). This definition recognizes that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs. We believe that our use of “all-in sustaining costs” and “all-in costs” will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

“Cash costs”, “all-in sustaining costs” and “all-in costs” are intended to provide additional information only and do not have standardized definitions under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations, but does not reflect a reduction in costs for costs associated with other metal sales.

We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. Starting in the fourth quarter 2015 MD&A, we replaced the non-GAAP measure “C3 fully allocated costs per pound” for our copper mines with “all-in sustaining costs per pound”. Similar to the gold all-in sustaining costs metric, Management uses this to better evaluate the costs of copper production. We believe this change will enable investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, corporate general and administrative costs, minesite exploration and evaluation costs, royalties, environmental rehabilitation costs and write-downs taken on inventory to net realizable value.

BARRICK SECOND QUARTER 2016	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

Starting with this MD&A, we have condensed and simplified the reconciliation from cost of sales to “cash costs”, “all-in sustaining costs” and “all-in costs” to present items on a fully consolidated basis and include non-controlling interest as a separate line. As part of this simplification, we have grouped several minor items into one line labeled “Other”, with further detail in the footnote to the reconciliation. We believe that these changes will assist analysts, investors and other stakeholders of Barrick to better understand how we calculate these non-GAAP performance measures and simplifying how they reconcile to our financial statements. This change to the presentation of our reconciliation does not result in any change to the figures calculated, except as noted below for “all-in costs”.

Also starting with this MD&A, we have adjusted the amount included as “project exploration and evaluation costs and project costs” as part of our “all-in costs” measure to include all exploration and evaluation costs related to our advanced mining and business improvement projects and corporate development activities, where previously it did not. The impact of this adjustment for the three and six months ended June 30, 2016, was $18/oz and $17/oz, respectively (2015: $30/oz and $30/oz, respectively). We believe this change will assist analysts, investors and other stakeholders of Barrick in understanding all of the expenditures related to growing our business.

Reconciliation of Gold Cost of Sales to Cash costs per ounce, All-in sustaining costs per ounce and All-in costs per ounce

		For the three months ended June 30,		For the six months ended June 30,
	Footnote	2016	2015	2016	2015

Cost of sales related to gold production		$ 1,227	$ 1,413	$ 2,430	$ 2,838

Depreciation		(365)	(378)	(734)	(752)

By-product credits	1	(46)	(53)	(84)	(112)

Realized (gains)/losses on hedge and non-hedge derivatives	2	26	27	57	47

Non-recurring items	3	-	-	(10)	-

Other	4	(6)	7	(15)	15

Non-controlling interests (Pueblo Viejo and Acacia)		(90)	(100)	(175)	(212)

Cash costs		$ 746	$ 916	$ 1,469	$ 1,824

General & administrative costs		88	70	146	137

Minesite exploration and evaluation costs	6	9	16	16	25

Minesite sustaining capital expenditures	7	235	361	410	714

Rehabilitation - accretion and amortization (operating sites)	5	14	40	25	76

Non-controlling interest, copper operations and other	8	(82)	(90)	(132)	(161)

All-in sustaining costs		$ 1,010	$ 1,313	$ 1,934	$ 2,615

Project exploration and evaluation and project costs	6	47	81	95	158

Community relations costs not related to current operations		3	4	5	7

Project capital expenditures	7	49	45	89	139
Rehabilitation - accretion and amortization (non-operating sites)	5	3	3	5	6

Non-controlling interest and copper operations	8	(15)	(11)	(31)	(15)

All-in costs		$ 1,097	$ 1,435	$ 2,097	$ 2,910

Ounces sold - equity basis (000s ounces)	10	1,292	1,466	2,598	2,851

Cash costs per ounce[1]		$ 578	$ 624	$ 565	$ 640

Cash costs per ounce (on a co-product basis)[1]	9	$ 605	$ 648	$ 591	$ 666

All-in sustaining costs per ounce[1]		$ 782	$ 895	$ 744	$ 918

All-in sustaining costs per ounce (on a co-product basis)[1]	9	$ 809	$ 919	$ 770	$ 944

All-in costs per ounce[1]		$ 849	$ 978	$ 807	$ 1,021

All-in costs per ounce (on a co-product basis)[1]	9	$ 876	$ 1,002	$ 833	$ 1,047
[1]	Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

BARRICK SECOND QUARTER 2016	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

1	Other sales

Revenues include the sale of by-products for our gold and copper mines for the three months ended June 30, 2016, of $32 million (2015: $33 million) and the six months ended June 30, 2016 of $60 million (2015: $74 million); energy sales from the Monte Rio power plant at our Pueblo Viejo Mine for the three months ended June 30, 2016, of $14 million (2015: $20 million) and the six months ended June 30, 2016, of $24 million (2015: $38 million).

2	Realized (gains)/losses on hedge and non-hedge derivatives

Includes realized hedge losses of $20 million and $44 million (2015: $21 million and $42 million, respectively) for the three and six months ended June 30, 2016, respectively, and realized non-hedge losses of $6 million and $13 million (2015: $6 million and $5 million, respectively) for the three and six months ended June 30, 2016, respectively. Refer to Note 5 of the Financial Statements for further information.

3	Non-recurring items

Non-recurring items consist of $10 million in abnormal costs at Veladero. These costs are not indicative of our cost of production and have been excluded from the calculation of cash costs.

4	Other

Other adjustments include adding the net margins related to power sales at Pueblo Viejo of $2 million and $4 million, respectively, (2015: $5 million and $10 million, respectively) and adding the cost of treatment and refining charges of $4 million and $9 million, respectively (2015: $3 million and $6 million, respectively). 2016 includes the removal of costs associated with our Pierina mine which is mining incidental ounces as it enters closure of $12 million and $28 million, respectively.

5	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

6	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 27 of this MD&A.

7	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% accrued basis. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are Arturo and Cortez Lower Zone. Refer to page 26 of this MD&A.

8	Non-controlling interest and copper operations

Removes general & administrative costs of $12 million and $22 million, respectively, for the three and six months ended June 30, 2016 (2015: $14 million and $26 million, respectively), exploration, evaluation and project costs of $4 million and $10 million, respectively (2015: $3 million and $7 million, respectively), rehabilitation costs of $2 million and $3 million, respectively (2015: $3 million and $5 million, respectively) and capital expenditures of $78 million and $129 million, respectively (2015: $79 million and $137 million, respectively) that are related to our copper sites and the non-controlling interest of our Acacia and Pueblo Viejo operating segment and Arturo. In 2016, figures remove the impact of Pierina.

9	Costs per ounce

Amounts presented on a co-product basis remove from cost per ounce calculations the impact of other metal sales (net of non-controlling interest) that are produced as a by-product of our gold production.

10	Ounces sold - equity basis

In 2016, figures remove the impact of Pierina as the mine is currently going through closure.

BARRICK SECOND QUARTER 2016	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs per pound and All-in sustaining costs per pound

($ millions, except per pound information in dollars)	For the three months ended June 30		For the six months ended June 30
	2016	2015	2016	2015

Cost of sales	$ 79	$ 238	$ 169	$ 489

Depreciation/amortization	(9)	(26)	(20)	(63)

Treatment and refinement charges	38	41	84	83

Cost of sales applicable to equity method investments1	43	-	84	-

Less: royalties	(10)	(35)	(25)	(69)

C1 cash cost of sales	$ 141	$ 218	$ 292	$ 440

General & administrative costs	5	5	12	12

Rehabilitation - accretion and amortization	2	2	3	4

Royalties	10	35	25	69

Minesite sustaining capital expenditures	41	44	70	71

All-in sustaining costs	$ 199	$ 304	$ 402	$ 596

Pounds sold - consolidated basis (millions pounds)	93	112	196	233

C1 cash cost per pound2	$1.52	$1.94	$1.49	$ 1.89

All-in sustaining costs per pound2	$2.14	$2.72	$2.05	$2.56

[1]

For the three and six month periods ended June 30, 2016, figures include $43 million and $84 million, respectively, of cash costs related to our 50% share of Zaldívar due to the divestment of 50% of our interest in the mine on December 1 , 2015, and subsequent accounting as an equity method investment.

[2]	C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Finance income; and
•	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of “impairment charges”. These charges are not reflective of our ability to generate liquidity by producing operating cash flow, and therefore this adjustment will result in a more meaningful valuation measure for investors and analysts to evaluate our performance in the period and assess our future ability to generate liquidity.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

BARRICK SECOND QUARTER 2016	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions, except per share amounts in dollars)	For the three months ended June 30		For the six months ended June 30
	2016	2015	2016	2015

Net earnings (loss)	$ 176	$ (9)	$ 104	$ 80

Income tax expense	173	103	359	208

Finance costs, net[1]	150	177	347	355

Depreciation	382	419	767	840

EBITDA	$ 881	$ 690	$ 1,577	$ 1,483

Impairment charges	4	35	5	40

Adjusted EBITDA	$ 885	$ 725	$ 1,582	$ 1,523

Reported as:

Cortez	$ 190	$ 117	$ 402	$ 178

Goldstrike	160	100	294	218

Pueblo Viejo	193	161	419	367

Lagunas Norte	96	136	179	281

Veladero	87	93	159	192

Turquoise Ridge	46	32	72	61

Acacia	134	70	210	136

Other	(21)	16	(153)	90

Impairment charges	(4)	(35)	(5)	(40)

EBITDA	$ 881	$ 690	$ 1,577	$ 1,483

Impairment charges	4	35	5	40

Adjusted EBITDA	$ 885	$ 725	$ 1,582	$ 1,523

  1    Finance costs exclude accretion.

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;
•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
•	Sales attributable to ore purchase arrangements;
•	Treatment and refining charges; and
•	Export duties.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors, such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues, as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure to compare to market gold prices and to assess our gold sales performance. For those reasons, Management believes that this measure provides a more accurate reflection of our past performance and is a better indicator of our expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

BARRICK SECOND QUARTER 2016	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Sales to Realized Price per ounce/pound

	For the three months ended June 30				For the six months ended June 30

($ millions, except per ounce/pound information in dollars)	Gold		Copper		Gold		Copper
	2016	2015	2016	2015	2016	2015	2016	2015

Sales	$ 1,872	$ 1,921	$ 94	$ 257	$ 3,640	$ 3,840	$ 218	$ 524

Sales applicable to non-controlling interests	(228)	(189)	-	-	(439)	(432)	-	-

Sales applicable to equity method investments[1]	-	-	67	-	-	-	122	-

Sales applicable to Pierina[2]	(21)	-	-	-	(44)	-	-	-

Treatment and refinement charges	4	3	38	41	9	6	84	83

Export duties	-	9	-	-	2	19	-	-

Revenues – as adjusted	$ 1,627	$ 1,744	$ 199	$ 298	$ 3,168	$ 3,433	$ 424	$ 607

Ounces/pounds sold (000s ounces/millions pounds)[2]	1,292	1,466	93	112	2,598	2,851	196	233

Realized gold/copper price per ounce/pound[3]	$1,259	$ 1,190	$2.14	$ 2.66	$ 1,219	1204	$ 2.16	$ 2.60

[1]	Represents sales applicable to our 50% equity method investment in Zaldívar effective December 1, 2015 and subsequent accounting as an equity method investment.
[2]	2016 figures exclude Pierina from the calculation of realized price per ounce as the mine is currently going through closure.
[3]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Steven Haggarty, P. Eng., Senior Director, Metallurgy of Barrick who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

BARRICK SECOND QUARTER 2016	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

ENDNOTES

1 Includes $699 million cash held at Acacia and Pueblo Viejo, which may not be readily deployed outside of Acacia and/or Pueblo Viejo.

2 These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 42 to 49 of this MD&A.

[3]	Amount excludes capital leases and includes project financing payments at Pueblo Viejo (60% basis) and Acacia (100% basis).

BARRICK SECOND QUARTER 2016	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation	Three months ended		Six months ended
(in millions of United States dollars, except per share data) (Unaudited)	June 30,		June 30,
	2016	2015	2016	2015

Revenue (notes 5 and 6)	$2,012	$2,231	$3,942	$4,476
Costs and expenses (income)
Cost of sales (notes 5 and 7)	1,336	1,689	2,660	3,397
General and administrative expenses	88	70	146	137
Exploration, evaluation and project expenses	56	97	111	183
Impairment charges	4	35	5	40
Loss on currency translation (note 9B)	23	33	162	31
Closed mine rehabilitation	7	(19)	30	(11)
Income from equity investees	(3)	-	(8)	-
(Gain) loss on non-hedge derivatives	1	8	(3)	11
Other expense (income) (note 9A)	(11)	32	3	14
Income before finance costs and income taxes	$511	$286	$836	$674
Finance costs, net	(162)	(192)	(373)	(386)
Income before income taxes	$349	$94	$463	$288
Income tax expense (note 10)	(173)	(103)	(359)	(208)
Net income (loss)	$176	$(9)	$104	$80
Attributable to:
Equity holders of Barrick Gold Corporation	$138	$(9)	$55	$48
Non-controlling interests (note 15)	$38	$-	$49	$32

Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation (note 8)
Net income (loss)
Basic	$0.12	$(0.01)	$0.05	$0.04
Diluted	$0.12	$(0.01)	$0.05	$0.04

 The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2016	51	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Net income (loss)	$176	$(9)	$104	$80
Other comprehensive income (loss), net of taxes

Movement in equity investments fair value reserve:
Net unrealized change on equity investments, net of tax $nil, $nil, $nil and $nil	10	(6)	11	(11)
Net realized change on equity investments, net of tax $nil, $nil, $nil and $nil	-	1	-	18

Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax ($8), ($13), ($7) and $1	22	24	12	(33)
Realized losses on derivatives designated as cash flow hedges, net of tax ($2), $1, ($4) and $nil	18	36	36	51
Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	2	2	93	(30)
Total other comprehensive income (loss)	52	57	152	(5)
Total comprehensive income	$228	$48	$256	$75
Attributable to:
Equity holders of Barrick Gold Corporation	$190	$48	$207	$43
Non-controlling interests	$38	$-	$49	$32

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2016	52	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
OPERATING ACTIVITIES
Net income (loss)	$176	$(9)	$104	$80
Adjusted for the following items:
Depreciation	382	419	767	840
Finance costs	165	194	380	390
Impairment charges	4	35	5	40
Income tax expense (note 10)	173	103	359	208
(Gain) loss on non-hedge derivatives	1	8	(3)	11
Gain on sale of long-lived assets	(11)	(2)	(2)	(26)
Change in working capital (note 11)	(167)	40	(350)	(235)
Other operating activities (note 11)	133	40	232	82
Operating cash flows before interest and income taxes	856	828	1,492	1,390
Interest paid	(201)	(274)	(268)	(349)
Income taxes paid	(128)	(29)	(246)	(200)
Net cash provided by operating activities	527	525	978	841
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(253)	(499)	(523)	(1,013)
Sales proceeds	6	7	10	19
Divestitures (note 4)	(22)	-	588	2
Investments sales	-	-	-	33
Other investing activities	(3)	(6)	(6)	(7)
Net cash (used in) provided by investing activities	(272)	(498)	69	(966)
FINANCING ACTIVITIES
Debt
Proceeds	-	3	3	5
Repayments	(127)	(88)	(980)	(272)
Dividends	(21)	(58)	(43)	(116)
Funding from non-controlling interests	14	21	27	22
Disbursements to non-controlling interests	-	(20)	(31)	(64)
Debt extinguishment costs	(3)	-	(40)	-
Net cash used in financing activities	(137)	(142)	(1,064)	(425)
Effect of exchange rate changes on cash and equivalents	-	(1)	3	(7)
Net increase (decrease) in cash and equivalents	118	(116)	(14)	(557)
Cash and equivalents at the beginning of period	2,323	2,258	2,455	2,699
Cash and equivalents at the end of period	$2,441	$2,142	$2,441	$2,142
Less: cash and equivalents of assets classified as held for sale at the end of period	-	20	-	20
Cash and equivalents excluding assets classified as held for sale at the end of period	$2,441	$2,122	$2,441	$2,122

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2016	53	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at June 30,	As at December 31,
	2016	2015
ASSETS
Current assets
Cash and equivalents (note 12A)	$2,441	$2,455
Accounts receivable	491	275
Inventories	1,701	1,717
Other current assets	239	263
Total current assets (excluding assets classified as held for sale)	$4,872	$4,710
Assets classified as held for sale	-	758
Total current assets	$4,872	$5,468

Non-current assets
Equity in investees	1,218	1,199
Property, plant and equipment	14,284	14,434
Goodwill	1,371	1,371
Intangible assets	269	271
Deferred income tax assets	1,016	1,040
Non-current portion of inventory	1,566	1,502
Other assets	1,008	1,023
Total assets	$25,604	$26,308
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$1,120	$1,158
Debt (note 12B)	175	203
Current income tax liabilities	124	-
Other current liabilities	301	337
Total current liabilities (excluding liabilities classified as held for sale)	$1,720	$1,698
Liabilities classified as held for sale	-	149
Total current liabilities	$1,720	$1,847

Non-current liabilities
Debt (note 12B)	8,825	9,765
Provisions	2,343	2,102
Deferred income tax liabilities	1,502	1,553
Other liabilities	1,554	1,586
Total liabilities	$15,944	$16,853
Equity
Capital stock (note 14)	$20,873	$20,869
Deficit	(13,634)	(13,642)
Accumulated other comprehensive loss	(218)	(370)
Other	321	321
Total equity attributable to Barrick Gold Corporation shareholders	$7,342	$7,178
Non-controlling interests (note 15)	2,318	2,277
Total equity	$9,660	$9,455
Contingencies and commitments (notes 5 and 16)
Total liabilities and equity	$25,604	$26,308

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2016	54	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained deficit	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2016	1,165,081	$ 20,869	$(13,642)	$(370)	$321	$7,178	$ 2,277	$9,455
Net income	-	-	55	-	-	55	49	104
Total other comprehensive income	-	-	-	152	-	152	-	152
Total comprehensive income	-	-	55	152	-	207	49	256
Transactions with owners
Dividends	-	-	(43)	-	-	(43)	-	(43)
Funding from non-controlling interests	-	-	-	-	-	-	27	27
Other decrease in non-controlling interest	-	-	-	-	-	-	(35)	(35)
Dividend reinvestment plan (note 14)	250	4	(4)	-	-	-	-	-
Total transactions with owners	250	4	(47)	-	-	(43)	(8)	(51)
At June 30, 2016	1,165,331	$ 20,873	$(13,634)	$(218)	$321	$7,342	$ 2,318	$9,660

At January 1, 2015	1,164,670	$ 20,864	$(10,640)	$(298)	$321	$10,247	$ 2,615	$12,862
Net income	-	-	48	-	-	48	32	80
Total other comprehensive loss	-	-	-	(5)	-	(5)	-	(5)
Total comprehensive income (loss)	-	-	48	(5)	-	43	32	75
Transactions with owners
Dividends	-	-	(116)	-	-	(116)	-	(116)
Recognition of stock option expense	-	1	-	-	-	1	-	1
Funding from non-controlling interests	-	-	-	-	-	-	22	22
Other decrease in non-controlling interests	-	-	-	-	-	-	(66)	(66)
Other decreases	-	-	(6)	-	-	(6)	-	(6)
Total transactions with owners	-	1	(122)	-	-	(121)	(44)	(165)
At June 30, 2015	1,164,670	$ 20,865	$(10,714)	$(303)	$321	$10,169	$ 2,603	$12,772

1 Includes cumulative translation losses at June 30, 2016: $85 million (June 30, 2015: $152 million).

2 Includes additional paid-in capital as at June 30, 2016: $283 million (December 31, 2015: $283 million; June 30, 2015: $283 million) and convertible borrowings - equity component as at June 30, 2016: $38 million (December 31, 2015: $38 million; June 30, 2015: $38 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2016	55	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Barrick Gold Corporation.      Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are located in Canada, the United States, Peru, Argentina and the Dominican Republic and our producing copper mine is in Zambia. We hold a 50% interest in KCGM, a gold mine located in Australia and hold a 50% equity interest in Barrick Niugini Limited (“BNL”), which owns a 95% interest in Porgera, a gold mine located in Papua New Guinea. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. We have a 50% interest in Zaldívar, a copper mine located in Chile and a 50% interest in Jabal Sayid, a copper mine located in Saudi Arabia. We also have various gold projects located in South America and North America. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)	Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the consolidated financial statements for the year ended December 31, 2015, and have been consistently applied in the preparation of these interim financial statements. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on July 27, 2016.

B)	New Accounting Standards Issued But Not Yet Effective

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. In September 2015, the IASB deferred the effective date of the standard to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. We are currently assessing the impact on our consolidated financial statements along with the planned timing of our adoption of IFRS 15.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided the new revenue standard, IFRS 15 Revenue from Contracts with Customers, has been applied or is applied at the same date as IFRS 16. We are currently assessing the impact on our consolidated financial statements along with the planned timing of our adoption of IFRS 16.

3 > SIGNIFICANT JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

The judgments, estimates, assumptions and risks discussed here reflect updates from the most recently filed Annual Consolidated Financial Statements for the year ended December 31, 2015. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 27 of the 2015 Annual Consolidated Financial Statements.

A)	Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. We recorded an increase of $36 million (2015: $122 million decrease) to the PER at our minesites for the three months ended June 30, 2016 and an

BARRICK SECOND QUARTER 2016	56	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

increase of $192 million (2015: $67 million decrease) for the six months ended June 30, 2016 primarily due to a decrease in the discount rate.

B)	Impairment and reversal of impairment for non-current assets and impairment of goodwill

In June 2016, the Zambian government passed legislation to amend the royalty tax for mining operations to a variable rate based on the prevailing copper price effective June 1, 2016. These rates are 4% at copper prices below $2.04; 5% at copper prices between $2.04 and $2.72; and 6% at a copper price of $2.72 and above. Legislation was also passed to remove the 15% variable profit tax on income from mining companies. We determined this was an indicator of potential reversal of impairments recorded on our Lumwana mine in the fourth quarter of 2014. In the second quarter of 2016, we evaluated the fair value less cost to dispose (“FVLCD”) and determined the recoverable amount was not in excess of the carrying value, and no reversal was recorded.

C)	Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to note 16 for further details on contingencies.

4 > ACQUISITIONS AND DIVESTITURES

A)	Acquisition of Robertson Property in Nevada

On June 21, 2016, we entered into an agreement to purchase the Robertson Property in Nevada from Coral Gold Resources (“Coral”). The transaction consists of a payment of $16 million of cash along with the return of 4.15 million shares (approximate value of $1 million) of Coral currently held by Barrick and a royalty on production. The transaction has been approved by Coral shareholders and, subject to satisfaction of the remaining closing conditions, is expected to close later this year.

B)	Disposition of Bald Mountain and Round Mountain Mines

On January 11, 2016, we closed the sale of our Bald Mountain mine and 50% interest in the Round Mountain mine. We received net cash consideration of $588 million, which reflected working capital adjustments of $22 million in the second quarter of 2016. The transactions resulted in a loss of $17 million for the six-month period ended June 30, 2016.

C)	Disposition of 50 percent interest in Zaldívar mine

On December 1, 2015, we completed the sale of 50% of our Zaldívar copper mine in Chile to Antofagasta Plc for total consideration of $1.005 billion. The transaction remains subject to net working capital adjustments.

BARRICK SECOND QUARTER 2016	57	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

5 > SEGMENT INFORMATION

Barrick’s business is organized into thirteen individual minesites, one publicly traded company and one project. Barrick’s Chief Operating Decision Maker (“CODM”), the President, reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, Company and/or project level. Therefore, each individual minesite, Acacia and the Pascua-Lama project are operating segments for financial reporting purposes. Following the divestitures that were completed in 2015 and early 2016, we re-evaluated our reportable operating segments and no longer report on our interests in the following non-core properties: Porgera, Kalgoorlie, Zaldívar and Lumwana. Our updated presentation of our reportable operating segments will now be limited to six individual gold mines, Acacia and our Pascua-Lama project. The remaining operating segments, including the non-core properties referred to above and our remaining gold and copper mines, have been grouped into an “other” category and will not be reported on individually. The prior periods have been restated to reflect the change in presentation. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information
		Cost of Sales
For the three months ended June 30, 2016	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Goldstrike	$ 322	$ 159	$ 60	$ 1	$ 2	$ 100

Cortez	302	111	128	-	1	62

Pueblo Viejo	329	136	37	-	-	156

Lagunas Norte	151	50	27	2	3	69

Veladero	159	73	27	-	(1)	60

Turquoise Ridge	75	29	5	-	-	41

Acacia	281	137	43	6	4	91

Pascua-Lama	-	-	1	16	(7)	(10)

Other Mines	393	237	47	1	2	106

	$ 2,012	$ 932	$ 375	$ 26	$ 4	$ 675
Consolidated Statement of Income Information
		Cost of Sales
For the three months ended June 30, 2015	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Goldstrike	$ 193	$ 85	$ 28	$ 6	$ 2	$ 72

Cortez	241	121	74	(1)	4	43

Pueblo Viejo	315	154	70	-	-	91

Lagunas Norte	195	57	46	1	1	90

Veladero	178	84	26	-	1	67

Turquoise Ridge	64	31	6	-	1	26

Acacia	230	153	34	5	2	36

Pascua-Lama	-	-	6	23	(2)	(27)

Other Mines[2]	815	562	120	4	36	93

	$ 2,231	$ 1,247	$ 410	$ 38	$ 45	$ 491

BARRICK SECOND QUARTER 2016	58	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statement of Income Information
		Cost of Sales
For the six months ended June 30, 2016	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Goldstrike	$ 611	$ 312	$ 119	$ 1	$ 4	$ 175

Cortez	629	224	267	-	3	135

Pueblo Viejo	680	260	80	-	1	339

Lagunas Norte	275	90	55	2	4	124

Veladero	311	153	52	-	(1)	107

Turquoise Ridge	131	58	11	-	1	61

Acacia	500	270	79	12	8	131

Pascua-Lama	-	-	3	30	(12)	(21)

Other Mines	805	478	91	2	7	227

	$ 3,942	$ 1,845	$ 757	$ 47	$ 15	$ 1,278

Consolidated Statement of Income Information
		Cost of Sales
For the six months ended June 30, 2015	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Goldstrike	$ 430	$ 202	$ 60	$ 6	$ 4	$ 158

Cortez	432	247	144	1	6	34

Pueblo Viejo	681	316	139	-	(2)	228

Lagunas Norte	400	115	87	1	3	194

Veladero	379	186	52	1	-	140

Turquoise Ridge	119	57	11	-	1	50

Acacia	443	294	67	10	3	69

Pascua-Lama	-	-	8	56	(13)	(51)

Other Mines[2]	1,592	1,095	255	6	33	203

	$ 4,476	$ 2,512	$ 823	$ 81	$ 35	$ 1,025
[1]	Includes accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended June 30, 2016, accretion expense was $10 million (2015: $12 million); and for the six months ended June 30, 2016, accretion expense was $23 million (2015: $23 million).
[2]	Includes revenues and segment income(loss) for the three months ended June 30, 2015, for Porgera ($150 million, $20 million), Kalgoorlie ($98 million, $18 million), Lumwana ($132 million, $6 million loss) and Zaldivar ($125 million, $22 million); for the six months ended June 30, 2015, includes revenues and segment income(loss) for Porgera ($294 million, $55 million), Kalgoorlie ($174 million, $27 million), Lumwana ($258 million, $17 million loss) and Zaldivar ($266 million, $49 million). These mines were individually disclosed as operating segments in the prior year.

BARRICK SECOND QUARTER 2016	59	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended June 30		For the six months ended June 30
	2016	2015	2016	2015

Segment income	$ 675	$ 491	$ 1,278	$ 1,025

Other cost of sales/amortization[1]	(29)	(32)	(58)	(62)

Exploration, evaluation and project expenses not attributable to segments	(30)	(59)	(64)	(102)

General and administrative expenses	(88)	(70)	(146)	(137)

Other income (expense) not attributable to segments	5	1	(11)	(2)

Impairment charges not attributable to segments	(4)	(35)	(5)	(40)

Loss on currency translation	(23)	(33)	(162)	(31)

Closed mine rehabilitation	(7)	19	(30)	11

Gain from equity investees	3	-	8	-

Finance costs, net (includes non-segment accretion)[2]	(152)	(180)	(350)	(363)

Gain (loss) on non-hedge derivatives[3]	(1)	(8)	3	(11)

Income before income taxes	$ 349	$ 94	$ 463	$ 288
[1]	Includes all realized hedge gains and losses for the three months ended June 30, 2016, of $20 million losses (2015: $21 million losses) and for the six months ended June 30, 2016 of $44 million losses (2015: $42 million losses).
[2]	Includes debt extinguishment losses for the three months ended June 30, 2016, of $3 million (2015: $nil), and for the six months ended June 30, 2016, $40 million (2015: $nil).
[3]	Includes unrealized non-hedge gains and losses for the three months ended June 30, 2016, of $5 million gains (2015: $3 million losses), and for the six months ended June 30, 2016, $11 million gains (2015: $4 million losses).

BARRICK SECOND QUARTER 2016	60	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Capital Expenditures Information	Segment capital expenditures[1]
	For the three months ended June 30		For the six months ended June 30
	2016	2015	2016	2015

Goldstrike	$ 58	$ 59	$ 110	$ 130

Cortez	33	57	53	90

Pueblo Viejo	25	28	47	61

Lagunas Norte	19	18	38	31

Veladero	22	68	41	136

Turquoise Ridge	8	10	14	16

Acacia	48	42	82	83

Pascua-Lama	2	(4)	3	-

Other Mines[2]	62	131	98	316

Segment total	$ 277	$ 409	$ 486	$ 863

Other items not allocated to segments	7	5	13	7

Total	$ 284	$ 414	$ 499	$ 870
[1]	Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended June 30, 2016, cash expenditures were $253 million (2015: $499 million) and the increase in accrued expenditures was $31 million (2015: $85 million decrease). For the six months ended June 30, 2016, cash expenditures were $523 million (2015: $1,013 million) and the decrease in accrued expenditures was $24 million (2015: $143 million decrease).
[2]	For the three months ended June 30, 2015, includes capital expenditures for Porgera ($26 million), Kalgoorlie ($6 million), Lumwana ($29 million) and Zaldivar ($15 million).
For the six months ended June 30, 2015, includes capital expenditures for Porgera ($54 million), Kalgoorlie ($23 million), Lumwana ($43 million) and Zaldivar ($28 million).
These mines were individually disclosed as operating segments in the prior year.

Purchase Commitments

At June 30, 2016, we had purchase obligations for supplies and consumables of $897 million (December 31, 2015: $1,151 million).

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $61 million at June 30, 2016 (December 31, 2015: $120 million).

BARRICK SECOND QUARTER 2016	61	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6 > REVENUE

	For the three months ended June 30		For the six months ended June 30
	2016	2015	2016	2015
Gold bullion sales
Spot market sales	$ 1,796	$ 1,848	$ 3,503	$ 3,702
Concentrate sales	76	73	137	138
	$ 1,872	$ 1,921	$ 3,640	$ 3,840
Copper sales
Copper cathode sales[1]	$ -	$ 125	$ -	$ 266
Concentrate sales	94	132	218	258
	$ 94	$ 257	$ 218	$ 524
By-product credits[2]	$ 46	$ 53	$ 84	$ 112
Total	$ 2,012	$ 2,231	$ 3,942	$ 4,476

[1]	Copper cathode sales for the three months and six months ended June 30, 2015, relate to Zaldivar which is now accounted for as an equity method investment. Refer to note 4B.
[2]	Revenues include the sale of by-products for our gold and copper mines for the three months ended June 30, 2016 of $32 million (2015: $33 million) and the six months ended June 30, 2016 of $60 million (2015:$74 million), and energy sales from the Monte Rio power plant at our Pueblo Viejo Mine for the three months ended June 30, 2016, of $14 million (2015: $20 million) and the six months ended June 30, 2016, of $24 million (2015: $38 million).

7 > COST OF SALES

	Gold		Copper		Pascua-Lama/Other[3]		Total
For the three months ended June 30	2016	2015	2016	2015	2016	2015	2016	2015
Direct mining cost[1,2]	$ 801	$ 966	$ 58	$ 176	$ 20	$ 22	$ 879	$ 1,164
Depreciation	365	378	9	26	8	15	382	419
Royalty expense	54	54	10	35	-	-	64	89
Community relations	7	15	2	1	2	1	11	17
	$ 1,227	$ 1,413	$ 79	$ 238	$ 30	$ 38	$ 1,336	$ 1,689

	Gold		Copper		Pascua-Lama/Other[3]		Total
For the six months ended June 30	2016	2015	2016	2015	2016	2015	2016	2015
Direct mining cost[1,2]	$ 1,583	$ 1,953	$ 121	$ 354	$ 45	$ 43	$ 1,749	$ 2,350
Depreciation	734	752	20	63	13	25	767	840
Royalty expense	99	110	25	69	-	-	124	179
Community relations	14	23	3	3	3	2	20	28
	$ 2,430	$ 2,838	$ 169	$ 489	$ 61	$ 70	$ 2,660	$ 3,397
[1]	Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $34 million for the three months ended June 30, 2016 (2015: $33 million), and $60 million for the six months ended June 30, 2016 (2015: $88 million).

[2]	Direct mining cost includes the costs of extracting by-products.

[3]	Other includes all realized hedge gains and losses and corporate amortization.

8 > EARNINGS (LOSS) PER SHARE

	For the three months ended June 30				For the six months ended June 30
	2016		2015		2016		2015
($ millions, except shares in millions and per share amounts in dollars)	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income (loss)	$ 176	$ 176	$ (9)	$ (9)	$ 104	$ 104	$ 80	$ 80
Net income attributable to non-controlling interests	(38)	(38)	-	-	(49)	(49)	(32)	(32)
Net income (loss) attributable to equity holders of Barrick Gold Corporation	$ 138	$ 138	$ (9)	$ (9)	$ 55	$ 55	$ 48	$ 48
Weighted average shares outstanding	1,165	1,165	1,165	1,165	1,165	1,165	1,165	1,165
Earnings per share data attributable to the equity holders of Barrick Gold Corporation Net income (loss)	$ 0.12	$ 0.12	$ (0.01)	$ (0.01)	$ 0.05	$ 0.05	$ 0.04	$ 0.04

BARRICK SECOND QUARTER 2016	62	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9 > OTHER EXPENSES

A)     Other Expense (Income)

	For the three months ended June 30		For the six months ended June 30

	2016	2015	2016	2015

Other expense:

Consulting fees	$ -	$ 3	$ 2	$ 5

Bank charges	5	4	11	11

Other	2	2	5	3

Total other expense	$ 7	$ 9	$ 18	$ 19

Other income:
Gain on sale of long-lived assets	$ (11)	$ (2)	$ (2)	$ (26)
Office closure	-	27	(4)	27
Other	(7)	(2)	(9)	(6)
Total other income	$ (18)	$ 23	$ (15)	$ (5)
Total	$ (11)	$ 32	$ 3	$ 14

B)    Loss on Currency Translation

	For the three months ended June 30		For the six months ended June 30

	2016	2015	2016	2015
Currency translation losses released as a result of the disposal and reorganization of entities	$ -	$ -	$ 91	$ -
Foreign currency translation losses[1]	23	33	71	31
Total	$ 23	$ 33	$ 162	$ 31

[1]	Primarily represent foreign currency translation losses in Argentina as a result of the devaluation of the Argentine Peso.

10 > INCOME TAX EXPENSE (RECOVERY)

	For the three months ended June 30		For the six months ended June 30

	2016	2015	2016	2015
Current	$ 147	$ 84	$ 393	$ 186
Deferred	26	19	(34)	22
	$ 173	$ 103	$ 359	$ 208

Income tax expense was $359 million for the six months ended June 30, 2016. The underlying effective tax rate for ordinary income for the six months ended June 30, 2016 was 49.5% after adjusting for the impact of income tax assessments in Tanzania, the impact of net currency translation losses on deferred tax balances, the impact of impairment charges, the impact of asset sales and non-hedge derivatives, and the impact of non-deductible foreign exchange losses. The unadjusted tax rate for income for the six months ended June 30, 2016, was 78% of the income before income taxes.

Tax Assessments in Tanzania

In the first quarter of 2016, Acacia received a judgment from the Tanzanian Court of Appeal regarding a long standing dispute over tax calculations at Bulyanhulu from 2000 to 2006. The Court of Appeal was reviewing seven issues initially raised by the Tanzania Revenue Authority (TRA) in 2012 regarding certain historic tax loss carry forwards and ruled in favor of Bulyanhulu by the Tax Appeals Board in 2013. The TRA appealed against this ruling and in 2014 the Tax Tribunal reversed the decision for all seven issues. Acacia appealed against this judgment and in March 2016 the Court of Appeal found in favor of the TRA in five of the seven issues. The legal route in Tanzania has now been exhausted; however, Acacia is considering options for the next steps. Acacia has yet to receive a revised tax assessment following the judgment, but has booked further tax provisions of $70 million in Q1 2016 in order to address the direct impact of the ruling on Bulyanhulu’s tax loss carry forwards and the potential impact this may have on the applicability of certain capital deductions for other years and our other mines in Tanzania.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentine net deferred tax liabilities. In the six months ended June 30, 2016 and 2015, tax expense of $22 million and $12 million respectively primarily arose from translation losses on tax balances in Argentina, due to the weakening of the Argentine peso against the U.S. dollar. These translation losses are included within deferred income tax expense/recovery.

BARRICK SECOND QUARTER 2016	63	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11 > CASH FLOW – OTHER ITEMS

Operating Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30

	2016	2015	2016	2015

Adjustments for non-cash income statement items:

Net currency translation losses	$ 23	$ 33	$ 162	$ 31

RSU expense	43	9	63	16

Stock option expense	-	-	-	1

Gain from investment in equity investees	(3)	-	(8)	-

Change in estimate of rehabilitation costs at closed mines	7	(19)	30	(11)

Net inventory impairment charges[1]	34	33	60	88

Other assets and liabilities	48	10	(38)	7

Settlement of rehabilitation obligations	(19)	(26)	(37)	(50)

Other operating activities	$ 133	$ 40	$ 232	$ 82

Cash flow arising from changes in:

Accounts receivable	$ (155)	$ 52	$ (168)	$ 54

Inventory	(80)	(41)	(111)	(65)

Other current assets	16	4	29	(61)

Accounts payable	180	74	(66)	(80)

Other current liabilities	(128)	(49)	(34)	(83)

Change in working capital	$ (167)	$ 40	$ (350)	$ (235)

1 Net inventory impairment charges include impairment charges for the three months ended June 30, 2016 of $34 million (2015: $34 million) and impairment reversals of $nil million (2015: $1 million), and for the six months ended June 30, 2016 of $60 million (2015: $89 million) and impairment reversals of $nil million (2015: $1 million).

BARRICK SECOND QUARTER 2016	64	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

12 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second party to deliver/receive cash or another financial instrument.

A)	Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market funds with original maturities of less than 90 days. Cash and equivalents also include $700 million cash that is held in subsidiaries that have regulatory regulations or contractual restrictions, or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

B)	Debt[1]

	As at June 30, 2016	As at December 31, 2015

4.4%/5.7% notes[2,9]	$ 2,060	$ 2,182

3.85%/5.25% notes	1,078	1,077

5.80% notes[3,9]	395	395

6.35% notes[4,9]	592	592

Other fixed-rate notes[5,9]	1,877	2,451

Project financing	552	646

Capital leases[6]	131	153

Other debt obligations	634	654

2.5%/4.10%/5.75% notes[7,9]	1,567	1,690

Acacia credit facility[8]	114	128

	$ 9,000	$ 9,968

Less: current portion[10]	(175)	(203)

	$ 8,825	$ 9,765
[1]	The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.
[2]

Consists of $2.1 billion (2015: $2.2 billion) in conjunction with our wholly owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $1.225 billion (2015: $1.35 billion) of BNAF notes due 2021 and $850 million of BNAF notes due 2041.

[3]	Consists of $400 million of 5.80% notes which mature in 2034.
[4]	Consists of $600 million of 6.35% notes which mature in 2036.
[5]

Consists of $1.9 billion (2015: $2.5 billion) in conjunction with our wholly owned subsidiary Barrick North America Finance LLC (“BNAF”) and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $272 million (2015: $500 million) of BNAF notes due 2018, $279 million (2015: $475 million) of BGC notes due 2019, $248 million (2015: $400 million) of BPDAF notes due 2020, $250 million of BNAF notes due 2038 and $850 million of BPDAF notes due 2039.

[6]	Consists primarily of capital leases at Pascua-Lama, $53 million, and Lagunas Norte, $71 million (2015: $57 million and $88 million, respectively).
[7]

Consists of $1.6 billion (2015: $1.7 billion) in conjunction with our wholly owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $731 million of BGC notes due 2023 and $850 million of BNAF notes due 2043. The BGC notes due 2018 were repurchased in full in the second quarter of 2016.

[8]	Consists of an export credit backed term loan facility.
[9]

We provide an unconditional and irrevocable guarantee on all Barrick North America Finance LLC (“BNAF”), Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”), Barrick Gold Finance Company (“BGFC”) and Barrick (HMC) Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC and BHMC notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[10]

The current portion of long-term debt consists of project financing ($84 million; 2015: $89 million), other debt obligations ($25 million; 2015: $45 million), capital leases ($38 million; 2015: $41 million) and Acacia credit facility ($28 million; 2015: $28 million).

Jabal Sayid Financing Facility

On April 2, 2015, Ma’aden Barrick Copper Company signed a financing agreement with the Saudi British Bank to finance the Jabal Sayid copper project (an equity method investment for Barrick) for Saudi Riyal (“SAR”) 750 million ($200 million USD). Barrick has provided a guarantee equal to our proportionate ownership interest (50%).

Debt Management

On March 21, 2016, we settled a cash tender offer up to $750 million for specified series of outstanding notes. The settlement resulted in a debt extinguishment loss of $37 million. On June 24, 2016, we executed the make-whole redemption on $105 million of BGC notes due 2018. The settlement resulted in a debt extinguishment loss of $3 million.

BARRICK SECOND QUARTER 2016	65	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

13 > FAIR VALUE MEASUREMENTS

A)    Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at June 30, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Cash and equivalents	$ 2,441	$ -	$ -	$ 2,441
Other investments	22	-	-	22
Derivatives	-	(156)	-	(156)
Receivables from provisional copper and gold sales	-	83	-	83
	$ 2,463	$ (73)	$ -	$ 2,390

B)    Fair Values of Financial Assets and Liabilities

	As at June 30, 2016		As at Dec. 31, 2015
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other receivables	$ 393	$ 393	$ 365	$ 365
Other investments[1]	22	22	8	8
Derivative assets	1	1	1	1
	$ 416	$ 416	$ 374	$ 374
Financial liabilities
Debt[2]	$ 9,000	$ 9,562	$ 9,968	$ 8,516
Derivative liabilities	157	157	264	264
Other liabilities	377	377	223	223
	$ 9,534	$ 10,096	$ 10,455	$ 9,003
[1]	Recorded at fair value. Quoted market prices are used to determine fair value.
[2]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

The Company’s valuation techniques were presented in Note 25 of the consolidated financial statements for the year ended December 31, 2015, and have been consistently applied in these interim financial statements.

14 > CAPITAL STOCK

A)	Authorized Capital Stock

Our authorized capital stock includes an unlimited number of common shares (issued 1,165,331,319 common shares); an unlimited number of first preferred shares issuable in series (the first series is designated as the “First Preferred Shares, Series A” and consists of 10,000,000 first preferred shares (issued nil); the second series is designated as the “First Preferred Shares, Series B” and consists of 10,000,000 first preferred shares (issued nil); and the third series is designated as the “First Preferred Share, Series C Special Voting Share” and consists of 1 Special Voting Share (issued nil)); and an unlimited number of second preferred shares issuable in series (the first series is designated as the “Second Preferred Shares, Series A” and consists of 15,000,000 second preferred shares (issued nil)). Our common shares have no par value.

B)	Dividends

The Company’s practice has been to declare dividends after a quarter in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

The Company’s dividend reinvestment plan resulted in 249,940 common shares issued to shareholders for the six months ended June 30, 2016.

15 > NON-CONTROLLING INTERESTS

	Pueblo Viejo 40%	Acacia 36.1%	Cerro Casale 25%	Other	Total
At January 1, 2016	$ 1,232	$ 677	$ 318	$ 50	$ 2,277
Share of income (loss)	56	(4)	-	(3)	49

Cash contributed	-	-	1	26	27
Decrease in non-controlling interest[1]	(31)	(4)	-	-	(35)
At June 30, 2016	$ 1,257	$ 669	$ 319	$ 73	$ 2,318
[1]	Primarily represents disbursements made to non-controlling interest at Pueblo Viejo.

BARRICK SECOND QUARTER 2016	66	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

16 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will be resolved only when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 35 “Contingencies” to the Company’s Annual Consolidated Financial Statements for the year ended December 31, 2015, and no new contingencies have occurred that are material to the Company since the issuance of the Annual Consolidated Financial Statements.

The description set out below should be read in conjunction with Note 35 “Contingencies” to the Annual Consolidated Financial Statements.

Litigation and Claims Update

U.S. Shareholder Class Action

On May 31, 2016, the Company confirmed that it had reached a $140 million settlement in this matter. The settlement agreement remains subject to court approval. A preliminary class settlement was entered by the judge on June 15, 2016. The amount of the settlement is insured. The Company continues to believe that the allegations by the lead plaintiffs in this matter are unfounded, and under the terms of the settlement agreement, the Company has not accepted any allegations of wrongdoing or liability.

Proposed Canadian Securities Class Actions

On July 18, 2016, the Court of Appeal for Ontario dismissed the appeal of the losing counsel group in the dispute over which of the competing counsel groups will take the lead in the Ontario litigation, thereby affirming the lower court’s decision in favor of the counsel group that commenced the first and fourth Ontario actions. The losing counsel group has advised that it intends to seek leave to appeal to the Supreme Court of Canada.

Pascua-Lama – SMA Regulatory Sanctions

Consolidated Administrative Proceeding

On April 4, 2016, the SMA issued two reports assessing water quality data previously provided by CMN. The SMA rejected CMN’s challenge to certain aspects of these reports on April 25, 2016. The SMA will consider these reports when issuing a new administrative decision in this matter, as required by the March 3, 2014 decision of the Environmental Court.

On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the 2013 Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015. A final resolution from the SMA with respect to these matters is pending.

Pascua-Lama – Constitutional Protection Action

A hearing was held in this matter on May 23, 2016, and a final decision is pending.

Veladero – Release of Cyanide-Bearing Process Solution

San Juan Provincial Regulatory Sanction Proceeding

On March 11, 2016, the San Juan Provincial mining authority announced its intention to impose an administrative fine against Minera Argentina Gold SRL (“MAGSRL”) (formerly, Minera Argentina Gold S.A. or MAGSA), Barrick’s Argentine subsidiary that operates the Veladero mine, in connection with the solution release. MAGSRL was formally notified of this decision on March 15, 2016. On April 6, 2016, MAGSRL sought reconsideration of certain aspects of the decision but did not challenge the amount of the administrative fine. On April 14, 2016, in accordance with local requirements, MAGSRL paid the administrative fine of approximately $10 million (at the then-applicable Argentine peso/$ exchange rate) while the request for reconsideration is pending. MAGSRL is implementing a remedial action plan at Veladero in response to the incident as required by the San Juan mining authority. Certain construction related activities are still pending to be completed.

Criminal Matters

On March 11, 2016, a San Juan Provincial court laid criminal charges based on alleged negligence against nine current and former MAGSRL employees in connection with the solution release (the “Provincial Action”). The individual defendants have appealed the indictment.

In addition, a federal criminal investigation was initiated by a Buenos Aires federal court based on the alleged failure of certain current and former federal and provincial government officials and individual directors of MAGSRL to

BARRICK SECOND QUARTER 2016	67	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

prevent the solution release (the “Federal Investigation”). The federal judge overseeing the Federal Investigation admitted a local group in San Juan Province as a party. In March 2016, this group requested an injunction against the operations of the Veladero mine. The federal judge ordered technical studies to assess the solution release and its impact and appointed a committee to conduct a site visit, which occurred in late April 2016.

On May 5, 2016, in response to a jurisdictional challenge from the San Juan provincial judge and a former MAGSRL director, the National Supreme Court of Argentina limited the scope of the Federal Investigation to the potential criminal liability of the federal government officials, ruling that the Buenos Aires federal court does not have jurisdiction to investigate the solution release itself. As a result of this decision, the investigation into the incident will continue to be conducted by the San Juan Provincial judge in the Provincial Action, who will have exclusive jurisdiction to assess the request for an injunction as well as the technical studies and committee appointments previously ordered by the federal judge. To date, no charges have been laid against any specific individuals in connection with the Federal Investigation, consistent with its more limited scope.

MAGSRL is not a party to either the Provincial Action or the Federal Investigation. No amounts have been recorded for any potential liability arising from these matters, as the Company cannot reasonably predict any potential losses.

BARRICK SECOND QUARTER 2016	68	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

HEAD OFFICE	TRANSFER AGENTS AND REGISTRARS

Barrick Gold Corporation	CST Trust Company

Brookfield Place

TD Canada Trust Tower

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Telephone: +1 416 861-9911

Toll-free: 1-800-720-7415

Fax: +1 416 861-2492

Email: investor@barrick.com

Website: www.barrick.com

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 – 15 Avenue

Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: inquiries@canstockta.com

Website: www.canstockta.com

SHARES LISTED

ABX –	The New York Stock Exchange
The Toronto Stock Exchange

INVESTOR CONTACT	MEDIA CONTACT

Angela Parr	Andy Lloyd
Vice President	Senior Vice President
Investor Relations	Communications
Telephone: +1 416 307-7426	Telephone: +1 416 307-7414
Email: aparr@barrick.com	Email: alloyd@barrick.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this Second Quarter Report 2016, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “objective”, “aspiration”, “aim”, “intend”, “project”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “should”, “could”, “would”, and similar expressions identify forward-looking statements. In particular, this Second Quarter Report 2016 contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales for gold and copper; all-in-sustaining costs per ounce/pound, cash costs per ounce and C1 cash costs per pound; (iii) cash flow forecasts; (iv) projected capital, operating and exploration expenditures; (v) targeted debt and cost reductions; (vi) targeted investments by Barrick’s Growth Group; (vii) mine life and production rates; (viii) potential mineralization and metal or mineral recoveries; (ix) Barrick’s Best-in-Class program (including potential improvements to financial and operating performance at Barrick’s Pueblo Viejo and Goldstrike mines that may result from certain Best-in-Class initiatives); (x) timing and completion of acquisitions; (xi) non-core asset sales or joint ventures; and (xii) expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions; including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that certain Best-in-Class initiatives are still in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the Best-in-Class initiatives and investments targeted by the Growth Group will meet the company’s capital allocation objectives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the company does or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; damage to the company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the company’s handling of environmental matters or dealings with community groups, whether true or not; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortage, related to climate change; availability and increased costs associated with mining inputs and labor; and the organization of our previously held African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Second Quarter Report 2016 are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.